The year was 1977.

A peanut farmer moved into The White House.

The King of Rock ‘n Roll crooned his last ballad.

A fledgling computer company launched its first model.

...and the health care industry found a new source for laparotomy sponges.

Medical Action Industries Inc.

2007 Annual Report

Celebrating 30 years of service in health care.

Company Profile

Headquartered in Hauppauge, New York, Medical Action Industries Inc. develops, manufactures, markets and supplies a variety of disposable medical products. The Company’s products are marketed primarily to acute care facilities in domestic and certain international markets. In recent years, the Company has expanded its end-user markets to include physician, dental and veterinary offices, out-patient surgery centers, long-term care facilities and laboratories. Medical Action is a leading manufacturer and supplier of patient bedside utensils, containment of medical waste, minor procedure kits and trays, sterile disposable operating room towels and sterile disposable laparotomy sponges. The Company’s products are marketed by its direct sales personnel and extensive network of distributors. Medical Action has entered into preferred vendor agreements with national distributors, as well as sole source and/or committed contracts with group purchasing alliances. The Company also manufactures its products under private label programs to other distributors and medical suppliers. Medical Action’s manufacturing, packaging and warehousing activities are conducted in its Arden, North Carolina; Clarksburg, West Virginia; Gallaway, Tennessee and Northglenn, Colorado facilities. The Company’s procurement of certain products and raw materials from the People’s Republic of China is administered by its office in Shanghai, China.

Selected Financial Data

Year ended March 31,	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Earnings Data
Net sales	$217,328,000	$150,942,000	$141,423,000	$127,601,000	$104,822,000	$82,836,000	$75,441,000	$70,952,000	$57,500,000	$54,640,000
Income before income taxes	21,129,000	18,515,000	16,908,000	15,024,000	13,164,000	10,135,000	7,370,000	5,285,000	3,167,000	2,756,000
Net income	12,969,000	11,461,000	10,682,000	9,434,000	8,201,000	6,271,000	4,408,000	3,238,000	1,915,000	1,684,000
Net income per common share:
Basic (1)	0.82	.73	.69	.63	.57	.45	.32	.24	.15	.14
Diluted (1)	0.80	.72	.68	.61	.54	.41	.31	.23	.14	.13
Balance Sheet Data
Total assets	$192,670,000	$100,391,000	$85,880,000	$85,297,000	$84,744,000	$49,647,000	$39,804,000	$39,154,000	$40,153,000	$31,881,000
Working capital	17,719,000	37,430,000	22,686,000	17,433,000	16,409,000	15,402,000	16,688,000	16,786,000	14,195,000	11,109,000
Long-term debt including capital leases (less current portion)	47,203,000	2,440,000	2,800,000	11,720,000	27,355,000	8,380,000	7,627,000	11,330,000	13,211,000	6,143,000
Shareholders’ equity	98,364,000	83,143,000	69,071,000	56,807,000	43,034,000	33,759,000	25,922,000	21,751,000	17,896,000	15,535,000

(1)	Earnings per share have been restated to reflect a three-for-two stock split in February 2007.

Medical Action Industries Inc.

From humble beginnings in a small office, with two employees, generating virtually no revenue in its first month, Medical Action has become a leader in the health care market.

How does this happen in 30 years? Determination. Focus. Strategy.

We simply strive to be the health care partner of choice for our customers every day. We continue to expand our breadth of product offerings through internal development, acquisition and manufacturing competency. And, we invest with a business strategy that is both aggressive and patient. Ten acquisitions in the past 13 years, and yet our bottom line earnings have increased over 1,000% over the same period of time. Combine that with excellent cash flow and stockholders’ equity at its highest point ever.

Not bad for 30 years of hard work.

Right. From the beginning.

30 years. Time passes quickly in business, especially when growth has been as dramatic as Medical Action’s. From the outset, our credo has never waivered, and it has served our stockholders and customers quite well. They know that when it has to be right, it has to be Medical Action. In this report, we reflect back to the beginning when a small medical supply startup emerged with the vision and determination to be the best.

To our Stockholders, Customers, Health Care Partners and Teammates

Fiscal 2007 was yet another record breaking year for Medical Action Industries Inc. Our financial performance was outstanding, climbing to record levels by every reporting measure. We accomplished these results while driving our business forward, consummating our largest transaction to date, developing new products, maintaining our leadership position in the markets in which we compete, and expanding and cultivating strategic partnerships throughout the supply chain. We continue to sustain our leadership role by being responsive to the ever-changing needs of our customers.

Our financial and operational momentum continued as we reported record revenue, record net income and record cash flow. We ended the year with twelve consecutive years of record revenue and ten consecutive years of record net income. During the past fiscal year Medical Action has been recognized, for the sixth consecutive year, by Forbes magazine as one of the top 200 small public companies in America. In addition, a leading research firm on corporate governance named Medical Action as one of the Top 100 companies for “accounting transparency and fair dealing to stakeholders during 2006.” We are extremely pleased and honored to have received these accolades.

Besides having another record breaking year from a financial standpoint, it was a year that once again demonstrated our resilience to overcome the challenges in the business environment. The volatility of the cost of resin, the principal raw material in the manufacture of our plastic products, continues to put pressure on gross margins.

We’ve also had to adjust to more of a free floating Chinese currency rather than one pegged to a fixed exchange rate. With a significant portion of our raw materials procured from China, there is no doubt that we will continually face inflationary pressures as a result of higher prices on products that are sourced from China.

However, as the past 30 years have demonstrated, there are few, if any, challenges that the Medical Action team cannot meet or master. With the health care system changing so rapidly, financial stability, adaptability and the ability to react instantaneously, has become fundamental to our success.

As we have previously noted, this Annual Report marks a very special occasion, our 30th anniversary. Our accomplishments over the past 30 years have been so significant, in fact, that they mark the transformation of Medical Action into a very different company from what it was just a few years ago. Reflecting on this past year’s accomplishments, it is clear that Medical Action took an aggressive and proactive approach to maintain and enhance its position as a market leader, including:

•	Completing the largest acquisition in the Company’s history

•	Achieving significant organic growth

•	Implementing a new software platform

•	Acquiring a new, larger corporate headquarters

•	Adding internally developed products

•	Broadening the application of existing products

•	Declaring the Company’s first stock split

•	Launching a Company-wide branding initiative

We are very excited about the acquisition of Medegen Medical Products, LLC (“MMP”), completed in October 2006, our 10th transaction in the past 13 years. MMP consists of a line of “patient bedside utensils,” including wash basins, bedpans, pitchers and carafes, urinals and emesis basins; a line of “operating room products” including operating room basins, guide wire bowls, eye shields and surgical markers; and a “laboratory product line” of Petri dishes, measuring graduates, disposable beakers, culture tubes, vials and specimen containers. In many ways, MMP is a mirror image of Medical Action: their breadth of patient bedside utensils, we believe, is the most extensive in the industry; a leadership position in the markets in which they compete; a significant portfolio of group purchasing agreements; excellent distribution relationships and exceptional customer service. This acquisition, as all of our transactions have been, was accretive to earnings immediately.

A key to Medical Action achieving its vision is for all Medical Action teammates to share in our values of respect, responsiveness and results. We believe that by truly respecting everyone on the team, bringing out the best in one another and consistently improving our responsiveness to our customers, we will consistently generate significant results. As a result, we are well-positioned to focus on three key goals: building the best team, being the best health care partner and generating the best investment for our stockholders. Building the best team in health care may seem obvious, but it is not. The goal is not for individuals on the team to be right, but rather, to make sure we do the right thing consistently for customers, health care partners, stockholders and all members of the Medical Action team. That is the essence of our new tag line, “Right. From the Beginning.” We must attract, develop and retain the best people and create an environment that inspires, motivates and rewards teams and individuals. We must build a culture of speed and clarity in everything we do, from the beginning.

Being the best health care partner is creating sustainable win-win relationships with our customers and health care partners. We must remain extremely focused and align our priorities with the requirements of our customers and health care partners. We need to consistently develop innovative products to meet their needs. We are making progress and are always striving to make improvements.

We believe there are several key drivers of stockholder return. It is crucial to have a strong team and be customer focused, but we must also be innovative. We will do this by developing new products through internal development, acquisitions and strategic alliances, which will generate profitable growth in sales and earnings leading to long-term growth in cash flow. We are extremely pleased that our efforts of the past few years in communicating our strategy with stockholders and the investment community were recognized during fiscal 2007. While we achieved many new all-time highs for the price of our common stock during fiscal 2007, we believe that we still have much more to accomplish; we are by no means resting on our laurels. This past January, our Board of Directors authorized a 3-for-2 stock split, in the form of a 50% dividend, which was paid on February 9, 2007. Once again, our efforts to align our interests with those of our stockholders were at the forefront of our decision to split our stock. It has increased our liquidity and made our shares more accessible to individual stockholders. It is extremely important to understand that we are totally committed to expanding the stockholder value of Medical Action. During the coming year, we will increase the awareness of our strategies and opportunities, as well as maximize the return from your investment in our shares.

The successful execution of our strategy in fiscal 2007 produced our best financial performance ever. There has been no year in our 30-year history as fiscal 2007. Our financials speak for themselves. Net sales increased $66,386,000 or 44% to a record $217,328,000, compared with $150,942,000 in fiscal 2006. Net income for the year rose 13% to a record $12,969,000, compared with $11,461,000 one year ago. Earnings per basic share increased to a record $.82 from $.73 and earnings per diluted share increased to a record $.80 from $.72. Net income for fiscal 2007 includes the after tax impact of $935,000 or $.06 per basic and diluted share, resulting from the expensing of stock-based compensation associated with our adoption of Statement of Financial Standard No. 123(R) (“Share-based Payment”).

During fiscal 2007, we also achieved our goal of strengthening our balance sheet as stockholder’s equity increased to $98,364,000 or $6.22 per outstanding share and our total assets increased to $192,670,000 from $100,391,000 in fiscal 2006.

Growth has been a major focus at Medical Action since the mid-1990s, when we embarked on an aggressive acquisition program. In fact, revenues have grown by approximately 472% or a compounded annual growth rate of 15% during the eleven-year period from fiscal 1997 to fiscal 2007. More significantly, however, is our even stronger growth in our bottom line earnings during the same period, which have grown by approximately 1,335%, or a compounded growth rate of 27%. Our intent from the beginning has been to build a diversified global medical device company. However, we remain true to our roots, that we will never sacrifice bottom line results in order to achieve our strategic top line objectives.

In order to be a major competitor in our industry, we must also consider how market conditions in health care have changed. Americans continue to enjoy the finest health care in the world. New devices and techniques improve and prolong life; but not without substantial cost. In an effort to restrain the dollar impact, new programs have evolved within our markets or have been driven by federal or state legislation. Group purchasing organizations, integrated health care networks, health maintenance organizations, preferred provider organizations and local or regional hospital alliances are just some of the methods providers are trying in order to leverage purchasing and operating costs.

Consolidation, both vertical and horizontal, continued to take place with our competitors, distributors, supply chain and our customers. The impact on the manufacturing side has also been dramatic. Price increases are extremely difficult to obtain, and on some occasions we are asked to absorb increases in prices for raw materials. Many of our cost reduction programs have in the past allowed us to improve our gross margins, but will most likely in the near-term help protect margins. We have also worked diligently to increase our margins by leveraging our selling, general and administrative expenses. We have repeatedly emphasized that we will look more critically at our income before taxes percentage than our gross profit percentage because of the shift in product mix as we grow.

Medical Action continues to evolve into a leading medical device manufacturer. Our growth in product breadth, markets we serve, as well as geographic reach, has been carefully planned and executed to enhance our competitiveness and to create value for all of our stockholders.

Our strategy for sustaining long-term profitable growth and create stockholder value is three-fold: first, generate organic growth from internal product development and efficiencies; second, expand our global network and product offerings by acquisition, when they fit appropriately with our strategy and our culture; and third, to be the low cost producer in all product segments in which we compete. Our organic growth stems from several offerings, developing new products, establishing long-term relationships throughout the health care supply chain, leveraging our 20 years of manufacturing experience in the People’s Republic of China, capitalizing on our niche specialties and managing our business more efficiently through cost reduction initiatives. In furthering our strategic relationship with China, we enhanced our Representative Office in Shanghai during this past fiscal year to assess the market for our products within China, which will continue to provide Medical Action with greater flexibility to take advantage of opportunities.

We have a proven track record of meeting challenges head on and turning them into opportunities for growth and value. Medical Action’s experienced management team has carefully selected its partners in the past and has become proficient at integrating acquisitions of various sizes into the Medical Action family. The overriding objective remains the same for all acquisitions – to enhance our value and increase earnings for stockholders. We have earned prominence as an organization because we possess certain qualities that, we believe, define leadership.

Looking ahead to the next 30 years, we believe that the opportunities in our markets make this an excellent time to invest in product development and thereby lay the foundation for sustained growth in the years ahead. Our balance sheet continues to be an important strategic asset as we move into the future; among other things, our financial strength gives us the ability to pursue attractive acquisition opportunities. Though we will continue to be prudent in evaluating future acquisitions, we will also continue to be on the lookout for those that make sense to Medical Action and our stockholders. The right kinds of acquisitions are those that sharpen our competitive edge, enhance our product portfolio, broaden our ability to offer superior products – and do all these things relatively quick, not at some vaguely defined future time.

Our strategy continues to be based on leveraging our product leadership, winning a bigger share of our increasingly global markets, maintaining our leadership position in all key areas, providing superior customer value, and lowering customer’s cost without sacrificing value. We can’t think of a better, more exciting time to be part of Medical Action. To maintain our competitive edge, we continue to hire the brightest and the best. We are extremely proud of our employees, who are the embodiment of the spirit that defines Medical Action and who produced our fiscal 2007 results. It is because of them that we are successful. Never before have we had so many markets open to us. Never before have we had so much opportunity within existing product lines. Never before have we been so financially sound that we could consider additional significant acquisitions.

We would like to thank all of our employees for a superb performance over the past year. We also greatly appreciate the continued support and confidence shown by our stockholders, customers and health care partners. While the health care landscape will no doubt continue to evolve rapidly, we intend to work hard, stay ahead of the curve and continue to win.

Paul D. Meringolo

Chairman of the Board,

Chief Executive Officer and President

The early years.

With growth there are growing pains.

‘78-’87

We tuned into weather 24 hours a day.

A hungry yellow ball launched a craving for video games.

The oil crisis became an oil glut. Black gold dropped below $10 a barrel.

And health care discovered a dependable O.R. towel that stacked up in every way.

Like most fledgling companies, we spent our formative years developing a competitive niche, searching for ways to expand a small product line and planning for a new home that would allow us the room to grow.

Based on the success of our laparotomy sponge business, revenues approached $1 million by 1980. Later that year, Medical Action began manufacturing in North Carolina and, shortly thereafter, moved our corporate offices to a much larger facility in suburban Long Island. We were becoming a force in health care.

The successful completion of a $3 million public offering in 1983 kept the momentum positive, and by 1986 we launched two new product line offerings — ACTISORB®, a line of operating room towels and ACTIONPACK®, a line of instrument trays. Medical Action’s common stock commenced trading on the NASDAQ Stock Market under the symbol MDCI, and revenues exceeded $12 million.

By the close of our tenth year, our scope of operations had expanded significantly. Following a reincorporation in Delaware, we dramatically upgraded our manufacturing capabilities in a major move to Asheville, North Carolina. The 52,000 sq. ft. facility became the impetus for expansion and acquisition in the next decade.

The pivotal years.

Sound business strategies begin to pay dividends.

‘88-’97

A wall crumbled and the balance of world power shifted dramatically.

In a major upset, professional baseball walked intentionally.

Three letters allowed us to access an infinite world of information.

And health care reconnected with a familiar line of O.R. disposables it could really count on.

It was 1988, and Medical Action was making its mark on the other side of the world — The People’s Republic of China. As revenues continued to climb, exceeding $26 million in 1989, The Company re-launched a popular line of face masks under the trademark COMFORT®.

Our optimism was tempered only by U.S. import quotas imposed on OR towels in late 1990.

As Medical Action struggled to achieve the next plateau, it turned to the energetic Paul D. Meringolo for leadership and vision. Named President and Director in 1992, he moved the corporate headquarters to larger quarters in Hauppauge, NY. The following year, Richard G. Satin was appointed General Counsel and Director. Fresh, progressive thinking spurred the implementation of an innovative electronic data interchange designed to streamline transactions and order entry, and reduce customer inventories. The Company was on the threshold of an opportunistic period of business acquisition and remarkable growth.

From 1993 through the end of our second decade, business acquisitions and new product launches happened quickly and often:

1994 – Disposable Surgical Products of QuanTech, Inc.

1996 – Sterilization Products of Lawson Mardon Medical Products, Inc.

1997 – Specialty Plastics business of Dayhill Corporation

As the pivotal years closed, Paul D. Meringolo was named CEO.

The active years.

Acquisition and investment key a decade of record growth.

‘98-’07

The Y2K bug caused little more than a sniffle.

A tiger had the world of professional golf by the tail.

The world learned to snapshot, surf, text...and talk on the run.

And health care opened up to a line of kits and trays brimming with quality assurance.

By 1998 technology had made the world a smaller place. Medical Action was maximizing that potential by expanding into new markets, strengthening product lines and bolstering the infrastructure. Revenues were nearly $55 million and earnings had surpassed $1.6 million.

In 1999, as earnings approached $2 million, MAI launched its investor relations website. We followed up by authorizing a 500,000 share repurchase program as the new millennium dawned. We also settled into our new corporate headquarters that year. Revenues were over $70 million, earnings well over $3 million — The Financial World was taking note. In 2001 Forbes named MAI in the “Top 200 Small Public Companies in America.” The Company was flying high, as we ended our 25th year with seven straight years of record revenue.

These years also included five important acquisitions —

1998—Sponge Counter Products of Sage Products, Inc.

1999—Minor Procedure Kits & Trays of Acme United Corporation

2001—IV Start Kit/Central Line Tray of Medi-Flex Hospital Products, Inc.

2002—Containment of Medical Waste Products of Maxxim Medical, Inc.

2006—Bedside Patient Utensil business of Medegen Medical Products, LLC.

In addition to the recent Medegen acquisition, Medical Action continued its positive growth organically. Management was bolstered by some impressive arrivals — Manuel Losada (VP Sales & Marketing) in ‘04. William Burke (Board Member) in ‘04. Henry Berling (Board Member) in ‘05. and Kenneth Newsome (Board Member) in ‘06.

Infrastructure was fortified — with an influx of talent at every level, operations were streamlined, bank debt eliminated in ‘05, SAP, an advanced business software platform, implemented in ‘06, and a full branding initiative launched in ‘06, as well.

Since 2003 when revenues broke the $100 million plateau, revenues and net incomes have continued at a record pace. We celebrated our 30th Anniversary having completed the acquisition of Medegen Medical Products, LLC, exceeding $200 million in revenues, and declaring a 3 for 2 stock split in January ‘07. We were honored and proud to open the NASDAQ Stock Market on April 2, 2007 to commemorate our 30 years in business.

Net Sales
($ Millions)
01	02	03	04	05	06	07
75.4	82.8	104.8	127.6	141.4	150.9	217.3

Net Income
($ Millions)
01	02	03	04	05	06	07
4.4	6.3	8.2	9.4	10.7	11.5	13.0

Shareholders’ Equity
($ Millions)
01	02	03	04	05	06	07
26.0	33.8	43.0	56.8	69.1	83.1	98.4

Diluted Income
Per Share
($)
01	02	03	04	05	06	07
.31	.41	.54	61.68		.72	.80

Management’s Discussion and Analysis of Financial Condition

The following management’s discussion and analysis describes material changes in the results of operations of Medical Action Industries Inc. (“Medical Action” or the “Company”) during each of the three years ended March 31, 2007 and the Company’s financial condition at that date. Trends of a material nature are discussed to the extent known and considered relevant. In addition, share and per share amounts for all periods presented have been retroactively adjusted to reflect the effect of the three-for-two stock split announced in January 2007.

Certain statements in this discussion constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Statements indicating the Company “plans,” “expects,” “estimates,” “believes” and similar terms are forward-looking statements that involve known and unknown risks, including the Company’s future economic performance and financial results. Forward-looking statements are not guarantees of future performance and the Company’s actual results may differ significantly from the results discussed in the forward-looking statements.

Important factors and risks that could cause actual results to differ materially from those referred to in the forward-looking statements include, but are not limited to, the effect of economic and business conditions, the impact of health care reform, opportunities for acquisitions, the Company’s ability to effectively integrate acquired companies, the ability of the Company to maintain its gross profit margins, the ability to obtain additional financing to expand the Company’s business, the ability to successfully compete with the Company’s competitors that have greater financial resources, the availability and possible increases in raw material prices, the impact of current or pending legislation and regulation, as well as the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, which include its Annual Report on Form 10-K (see subsection entitled “Factors That May Affect Future Results and Financial Condition”) and Quarterly Reports on Form 10-Q.

The forward-looking statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could affect actual results, performance and/or achievements, expressed or implied, by the forward-looking statements, and that in light of the significant uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company undertakes no obligation to update periodically any forward-looking statement, whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS – OVERVIEW

The following table sets forth certain operational data (dollars in thousands and as a percentage of net sales) for the periods indicated:

	2007		2006		2005
Net Sales	$217,328	100.0%	$150,942	100.0%	$141,423	100.0%
Gross Profit	$53,372	24.6%	$39,320	26.0%	$36,710	26.0%
Selling, General and Administrative Expenses	$30,723	14.1%	$20,990	13.9%	$19,524	13.8%
Income Before Taxes	$21,129	9.7%	$18,515	12.3%	$16,908	12.0%
Net Income	$12,969	6.0%	$11,461	7.6%	$10,682	7.6%

The Company experienced its most successful year ever in terms of revenue and profitability. The Company’s revenue increased by 44% to $217,328,000 and its net income increased by 13% to $12,969,000 for the year ended March 31, 2007 over the year ended March 31, 2006. This marks the twelfth consecutive year of record sales and the tenth consecutive year of record net income.

Gross margin dollars increased primarily due to increased sales volume resulting from greater domestic market penetration primarily of its minor procedure kits and trays and net sales of products associated with the acquisition of the membership interest of Medegen Medical Products, LLC and certain Colorado fixed assets used in connection with its business (collectively, “MMP”) on October 17, 2006. Gross margin as a percentage of sales decreased primarily due to a change in sales mix as a result of the MMP acquisition, which accounted for approximately $10,475,000 of gross margin at 21.7%.

Selling, general and administrative expenses increased primarily due to increased expenses associated with the MMP acquisition, increased compensation and related expenses incurred as a result of the Company’s current and anticipated future growth and due to the Company’s implementation of SFAS No. 123(R) (Accounting for Stock-Based Compensation) on April 1, 2006. Selling, general and administrative expenses as a percentage of sales remained relatively unchanged at 14.1% and 13.9% of sales for the years ended March 31, 2007 and March 31, 2006, respectively.

The major factor affecting the Company’s financial condition during fiscal 2007 was net cash provided by operating activities of $12,517,000, which included $99,600 of tax benefit from exercise of stock options. This was offset by net cash of $85,610,000 used in investing activities. Investing activities included $5,240,000 of purchases of property and equipment and $80,497,000 of purchase price and related acquisitions costs associated with MMP. The Company’s financing activities included $309,000 in net proceeds from the exercise of stock options and net borrowings under its credit facility of $57,543,000 primarily as a result of the MMP acquisition. These were the major factors in the Company’s decrease in working capital of $19,710,000 during the year ended March 31, 2007 and corresponding decrease in the Company’s current ratio to 1.4 during the year ended March 31, 2007 from 4.8 during the year ended March 31, 2006. The decrease in the current ratio is due primarily to an increase in the current portion of long-term debt from $360,000 on March 31, 2006 to $13,360,000 on March 31, 2007. This increase was primarily due to increased borrowings as a result of the MMP acquisition.

The Company anticipates continued volatility in certain raw material costs and continued market pricing pressures during fiscal 2008. Future operating results are dependent on the Company’s ability to manage these factors.

FISCAL 2007 COMPARED TO FISCAL 2006

The following table sets forth the major sales variance components for the year ended March 31, 2007 versus March 31, 2006:

2006 Net Sales	$150,942,000
New Products	2,724,000
Acquisition	48,363,000
Volume of Existing Products	11,950,000
Price/Mix	3,349,000
2007 Net Sales	$217,328,000

Net sales for the fiscal year ended March 31, 2007 increased 44% to $217,328,000 from $150,942,000 for the fiscal year ended March 31, 2006. The increase in net sales of $66,386,000 was primarily attributable to net sales of approximately $48,363,000 of disposable patient utensils for the laboratory and medical markets and laboratory products resulting from our acquisition of MMP on October 17, 2006; a $9,942,000 or 23% increase in net sales of minor procedure kits and trays; a $3,441,000 or 8% increase in net sales of containment systems for medical waste; a $3,599,000 or 107% increase in protective apparel; a $555,000 or 2% increase in net sales of operating room towels and a $738,000 or 30% increase in net sales of patient slippers. These increases were partially offset by a $963,000 or 7% decrease in net sales of laparotomy sponges and a $1,106,000 or 25% decrease in net sales of wound care products. Net sales of minor procedure kits and trays, protective apparel, patient slippers and operating room towels increased primarily due to greater domestic market penetration. Net sales of laporatomy sponges and wound care products decreased due to increased competition in the domestic market. Management believes that the increase in average selling prices of minor procedure kits and trays was a result of shift in sales mix to kits with enhanced components.

Major Product Line Variances for the year ended March 31, 2007 compared to the year ended March 31, 2006	Unit Sales % Inc. (Dec.)	Average Selling Prices % Inc. (Dec.)
Containment systems for medical waste	3%	5%
Minor procedure kits and trays	15%	7%
Patient Slippers	31%	(1%)
Operating Room Towels	7%	(4%)
Laparotomy Sponges	(5%)	(3%)
Patient Aids	(8%)	(2%)
Protective Apparel	79%	15%
Wound Care	(25%)	1%
Sterilization Products	(10%)	(1%)

Management believes that the decrease in average selling prices of laparotomy sponges, operating room towels, patient slippers, patient aids and sterilization products was primarily due to increased competition in the domestic market, which it believes will continue in fiscal 2008. The decrease in unit sales of laparotomy sponges, wound care, sterilization products and patient aids was primarily due to increased competition in the domestic market, which it believes will continue in fiscal 2008. The increase in the average selling prices of certain containment systems products was due to price increases instituted in early fiscal 2007 to recover a portion of increases in plastic resin. The Company’s international sales for the fiscal year ended March 31, 2007 were $6,587,000 or 3% of total net sales as compared to $4,807,000 or 3% of total net sales for the fiscal year ended March 31, 2006.

Containment systems for medical waste and the product lines added as a result of the acquisition of MMP on October 17, 2006, represents approximately 44% of the Company’s revenue. The primary raw material utilized in the manufacture of this product line is plastic resin. In recent years, world events have caused the cost of plastic resin to increase and be extremely volatile. The Company anticipates that such volatility may continue in the future. In the past, the Company has been able, from time to time, to increase selling prices for certain of these products to recover a portion of the increased cost. However, the Company is unable to give any assurance that it will be able to pass along future cost increases to its customers, if necessary. It is anticipated that the Company will purchase in excess of 60,700,000 pounds of resin during fiscal 2008. Each $.01 fluctuation could impact cost of goods sold by $607,000 on an annualized basis.

The Company has entered into agreements with nearly every major group purchasing organization. These agreements, which expire at various times over the next several years, can be terminated typically on ninety (90) day advance notice and do not contain minimum purchase requirements. The Company, to date, has been able to achieve significant compliance to their respective member hospitals. The termination or non-renewal of any of these agreements may result in the significant loss of business or lower average selling prices. In some cases, as these agreements are renewed, the average selling prices could be materially lower.

During fiscal 2007, the Company participated in several reverse auctions and bid processes in order to achieve renewal of certain major group purchasing agreements. This process has resulted in the renewal of seven existing agreements and the addition of two new agreements. No existing agreements were lost. Several of the renewals were renewed at lower average selling prices and may also result in the attainment of additional business. The Company anticipates continued participation in reverse auctions or similar bid processes as deemed necessary during fiscal 2008.

The following table sets forth sales and cost of sales data for the periods indicated:

	2007	2006	2005
Net Sales	$217,328,000	$150,942,000	$141,423,000
Cost of Sales	163,956,000	111,622,000	104,713,000
Gross Profit	53,372,000	39,320,000	36,710,000
Gross Profit Percentage	24.6%	26.0%	26.0%
Selling, General and Administrative Expenses	$30,723,000	$20,990,000	$19,524,000
As a Percentage of Net Sales	14.1%	13.9%	13.8%

Gross profit for the twelve months ended March 31, 2007 increased 36% to $53,372,000 from $39,320,000 for the twelve months ended March 31, 2006. Gross profit as a percentage of net sales for the twelve months ended March 31, 2007 decreased to

24.6% from 26.0% for the twelve months ended March 31, 2006. Gross profit dollars increased primarily due to net sales of products as a result of the acquisition of MMP on October 17, 2006 and increased sales volume from greater domestic market penetration primarily of its minor procedure kits and trays product line, containment systems for medical waste product line, protective apparel, patient slippers and operating room towels. Gross margin as a percentage of sales decreased primarily due to a change in sales mix as a result of the MMP acquisition, which accounted for approximately $10,475,000 of gross margin at 21.7%.

Selling, general and administrative expenses for the twelve months ended March 31, 2007 increased 46% to $30,722,000 from $20,990,000 for the twelve months ended March 31, 2006. As a percentage of net sales, selling, general and administrative expenses increased to 14.1% for the twelve months ended March 31, 2007 from 13.9% for the twelve months ended March 31, 2006. Selling, general and administrative expenses increased primarily due to increased expenses associated with the MMP acquisition of approximately $6,063,000 and due to increased headcount, which was a major reason for the increased salary and related expenses of $1,552,000. The increased headcount and related salary and expenses were incurred as a result of the Company’s current and anticipated future growth. Also, approximately $1,130,000 of the compensation and related expenses are attributable to the Company’s implementation of SFAS No. 123(R) (Accounting for Stock-Based Compensation).

Interest expense for the twelve months ended March 31, 2007 increased to $1,961,000 from $51,000 for the twelve months ended March 31, 2006. Interest income for the twelve months ended March 31, 2007 increased $205,000 to $440,000 from $235,000 for the twelve months ended March 31, 2006. The increase in interest expense and increase in interest income was attributable to a net increase in the average principal loan balances outstanding and an increase in the average cash and cash equivalents balance during the twelve months ended March 31, 2007 as compared to the twelve months ended March 31, 2006. Interest income also increased to a lesser extent due to increased interest rates. The increase in loan balances was primarily attributable to purchase price and related acquisition costs associated with the MMP acquisition.

Income tax expense increased to $8,159,000 or 38.6% of income before income taxes compared to $7,053,000 or 38.1% of income before income taxes. The primary reason for the increase in the tax rate was due to an increase in the statutory rate as a result of the Company’s increased taxable income placing it into a higher tax bracket, reduced deductions for charitable inventory and an increase in state income taxes. This was partially offset by the Company qualifying for the Domestic Production Activities Deduction.

Net income for the twelve months ended March 31, 2007 increased to $12,969,000 from $11,461,000 for the twelve months ended March 31, 2006. The increase in net income is attributable to the aforementioned increase in net sales, gross profit and interest income, which were partially offset by an increase in selling, general and administrative expenses and interest expense.

RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth certain liquidity and capital resources data for the periods indicated:

	2007	2006
Cash and Cash Equivalents	$827,000	$16,068,000
Accounts Receivable, net	$20,653,000	$11,045,000
Days Sales Outstanding	26.3	26.9
Inventories, net	$34,350,000	$18,837,000
Inventory Turnover	6.2	5.9
Current Assets	$58,553,000	$47,209,000
Working Capital	$17,719,000	$37,430,000
Current Ratio	1.4	4.8
Total Borrowings	$60,656,000	$2,800,000
Shareholders’ Equity	$98,364,000	$83,143,000
Debt to Equity Ratio	0.62	0.03

Current assets have increased $11,344,000 to $58,553,000 at March 31, 2007 from $47,209,000 at March 31, 2006. The increase was primarily attributable to an increase of $15,513,000 in inventory and an increase of $9,609,000 of accounts receivable which was partially offset by a decrease of $15,241,000 of cash and cash equivalents. These changes were primarily attributable to increases in inventory of $11,547,000 and $6,164,000 of accounts receivable attributed to the MMP acquisition. The Company had working capital of $17,719,000 with a current ratio of 1.4 at March 31, 2007 as compared to working capital of $37,430,000 with a current ratio of 4.8 at March 31, 2006. Total borrowings outstanding were $60,656,000 with a debt to equity ratio of .62 at March 31, 2007 as compared to $2,800,000 with a debt to equity ratio of .03 at March 31, 2006. The decrease in working capital compared to the prior year was primarily attributable to the increase in investing activities and financing activities due to the MMP acquisition.

On October 17, 2006, the Company entered into a credit agreement with certain lenders and a bank acting as administration agent for the lenders (the “Credit Agreement”). The Credit Agreement provides for borrowing of $75,000,000 and is divided into two types of borrowing facilities, (i) a term loan with a principal amount of $65,000,000 which is payable in twenty consecutive equal quarterly installments which will commence on March 31, 2007, and (ii) revolving credit loans, which amounts may be borrowed, repaid and reborrowed up to $10,000,000. As of March 31, 2007, $57,750,000 is outstanding on the term loan and $200,000 is outstanding on the revolving credit loans. The loan amount is collateralized by all of the assets of the Company and contains restrictive covenants, which limits certain transactions, requires maintenance of financial ratios and restricts the payment of dividends. At March 31, 2007, the Company was in compliance with all such covenants and financial ratios.

The Company has financed its operations primarily through cash flow from operations and borrowings from its existing credit facilities. At March 31, 2007, the Company had a cash balance of $827,000 as compared to $16,068,000 at March 31, 2006. The

Company’s operating activities provided cash of $12,517,000 and $14,952,000 for the years ended March 31, 2007 and 2006, respectively. Net cash provided during the year ended March 31, 2007 consisted primarily of net income from operations of $12,969,000, depreciation and amortization of $3,846,000, stock-based compensation of $1,710,000 and an increase in accrued expenses, payroll and taxes of $1,684,000 partially offset by increases in accounts receivable of $3,932,000, inventories of $4,112,000 and other assets of $1,094,000.

Investing activities used net cash of $85,610,000 and $970,000 during the years ended March 31, 2007 and 2006, respectively. The principal use during the year ended March 31, 2007 was for the acquisition of MMP on October 17, 2006. The purchase price and related acquisition costs for MMP was approximately $80,497,000. In addition, the Company’s purchases of property and equipment amounted to $5,240,000 during the year ended March 31, 2007. Approximately $4,155,000 of the total property and equipment purchases relate to the Company’s purchase of a building in the Hauppauge, NY area which will function as our corporate headquarters.

Financing activities provided cash of $57,852,000 during the year ended March 31, 2007 compared to $1,536,000 for the year ended March 31, 2006. Financing activities during the year ended March 31, 2007 consisted of net borrowings under the Company’s credit facilities of $57,543,000, principally to finance the acquisition of MMP. Other financing activities included proceeds from the exercise of employee stock options of $309,000.

During the year ended March 31, 2007, the Company implemented a new enterprise resource planning system. As of March 31, 2007, the Company has capitalized to date approximately $2,311,000 in costs related to this project which is included in other assets. Approximately $1,142,000 of these costs were capitalized during the year ended March 31, 2007. The Company will depreciate the costs related to this project on a straight-line basis over the estimated useful life of the asset (7 years).

The Company believes that the anticipated future cash flow from operations, coupled with its cash on hand and available funds under its revolving credit agreement, will be sufficient to meet its working capital requirements for fiscal 2008.

The Company believes that the relatively moderate rates of inflation in 2007 and 2006 have not had a significant impact on sales and profitability.

CONTRACTUAL OBLIGATIONS

The following table represents the Company’s future material, long-term contractual obligations as of March 31, 2007:

	Payments Due By Period
Contractual Obligations	Total	Less than one year	1 – 3 years	3 – 5 years	More than 5 years
Operating Lease
Obligations (see Note 7)	$850,000	$445,000	$397,000	$8,000	—
Consulting Agreement (see Note 5)	$206,250	$206,250	—	—	—

None of the Company’s Executive Officers have employment or severance agreements. Mr. Meringolo terminated his Employment Agreement in April 2007 with the mutual consent of the Company. In February 1993, the Company entered into an Employment Agreement with Mr. Paul D. Meringolo which, as amended, covered the five years ending March 31, 2008 and provided for a salary at an annual rate of $250,000, together with cost of living increments, reimbursement of medical expenses not otherwise covered by the Company’s medical plans, up to maximum of $5,000 and the use of a Company automobile. Our Executive Officers serve at the will of the Board, which enables the Company to terminate their employment with discretion as to the terms of any severance arrangement. This is consistent with the Company’s performance-based employment and compensation philosophy.

In lieu of his Employment Agreement, Mr. Meringolo will receive in fiscal 2008, an annual salary of $500,000 in addition to the reimbursement of medical expenses not otherwise covered by the Company’s medical plans, up to a maximum of $5,000, and the use of a Company automobile, together with a bonus of 80% of base salary subject to the achievement of the Company’s performance targets and certain individual/team goals, which will be determined by the Compensation Committee.

The Company has entered into agreements with three of its executive officers and one of its vice presidents, which provide certain benefits in the event of a change in control of the Company. A “change in control” of the Company is defined as, in general, the acquisition by any person of beneficial ownership of 20% or more of the voting stock of the Company, certain business combinations involving the Company or a change in a majority of the incumbent members of the Board of Directors, except for changes in the majority of such members approved by such members. If, within two years after a change in control, the Company or, in certain circumstances, the executive, terminates his employment, the executive is entitled to a severance payment equal to three times (i) such executive’s highest annual salary within the five-year period preceding termination plus (ii) a bonus increment equal to the average of the two highest of the last five bonuses paid to such executive. In addition, the executive is entitled to the continuation of all employment benefits for a three-year period, the vesting of all stock options and certain other benefits, including payment of an amount sufficient to offset any “excess parachute payment” excise tax payable by the executive pursuant to the provisions of the Internal Revenue Code or any comparable provision of state law. As of March 31, 2007, the estimated potential aggregate compensation payable to these three executive officers and vice president under the Company’s compensation and benefit plans and arrangements in the event of termination of such executive’s employment following a change in control amounted to approximately $10,830,000.

CRITICAL ACCOUNTING POLICIES

The Company’s significant accounting policies are summarized in Note 1 of its financial statements. While all these significant accounting policies impact its financial condition and results of operations, the Company views certain of these policies as critical. Policies determined to be critical are those policies that have the most significant impact on the Company’s financial statements and require management to use a greater degree of judgment and/or estimates. Actual results may differ from those estimates. In addition, share and per share amounts for all periods presented in the consolidated financial statements and notes thereto have been retroactively adjusted to reflect the effect of the three-for-two stock split announced in January 2007.

The Company believes that given current facts and circumstances, it is unlikely that applying any other reasonable judgments or estimate methodologies would cause a material effect on the Company’s consolidated results of operations, financial position or liquidity for the periods presented in this report.

The accounting policies identified as critical are as follows:

Revenue Recognition – The Company recognizes revenues in accordance with generally accepted accounting principles as outlined in SAB No. 104 which requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) product delivery, including customer acceptance, has occurred or services have been rendered; (3) the price is fixed or determinable and (4) collectability is reasonably assured. The Company believes that its revenue recognition policy is critical because revenue is a very significant component of its results of operations. Decisions relative to criteria (4) regarding collectability are based upon management judgments and should conditions change in the future and cause management to determine this criteria is not met, the Company’s recognized results may be affected.

A large part of the Company’s sales are to distributors who resell the products to the end-user customers. We provide rebates to distributors that sell to end-user customers at prices determined under a contract between the Company and the end-user customer or distributor. The Company deducts all rebates from sales and has a provision for allowances based on historical information for all rebates that have not yet been processed.

Income Taxes – In preparing the Company’s financial statements, income tax expense is calculated for each of the jurisdictions in which the Company has nexus. This process involves estimating actual current taxes due plus assessing temporary differences arising from differing treatment for tax and accounting purposes which are recorded as deferred tax assets and liabilities. Deferred tax assets are periodically evaluated to determine their recoverability, and where their recovery is not likely, a valuation allowance is established and a corresponding additional tax expense is recorded in the Company’s statement of operations. In the event that actual results differ from the Company’s estimates given changes in assumptions, the provision for income taxes could be materially impacted. As of March 31, 2007, no valuation allowance was necessary for the $1,350,000 of deferred tax assets that existed on the Company’s books. The total net deferred tax liability as of March 31, 2007, was $6,270,000.

Inventories – The Company values its inventory at the lower of the actual cost to purchase and/or manufacture or the current estimated market value of the inventory. On an ongoing basis, inventory quantities on hand are viewed and an analysis of the provision for excess and obsolete inventory is performed based primarily on the Company’s estimated sales forecast of product demand, which is based on sales history and anticipated future demand. A significant increase in the demand for the Company’s products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. Additionally, the Company’s estimates of future product demand may prove to be inaccurate in which case the Company may have understated or overstated the provision required for excess and obsolete inventory. Accordingly, future adjustments to the provision may be required. Although every effort is made to ensure the accuracy of the Company’s forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of the Company’s inventory and reported operating results. Historically, the Company has not experienced any significant inventory write-downs due to excess and obsolete inventory.

Goodwill and Other Intangibles – Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market value of the assets and liabilities purchased, with the excess value, if any, being classified as goodwill. In addition, as described in Note 4 of the Company’s financial statements, as a result of the Company’s acquisitions, values were assigned to intangible assets for trademarks, customer relationships, non-compete agreements and group purchasing organization contracts. Finite useful lives were assigned to these intangibles, if appropriate, and they will be amortized over their remaining life. As with any intangible asset, future write-downs may be required if the value of these assets becomes impaired.

Our goodwill is tested for impairment on an annual basis. Application of the goodwill impairment test requires judgment. The fair value is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment.

Property, Plant and Equipment – Property, plant and equipment are depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the asset will generate revenue. Any change in conditions that would cause management to change its estimate as to the useful lives of a group or class of assets may significantly impact the Company’s depreciation expense on a prospective basis.

Allowance for Doubtful Accounts – The Company performs ongoing credit evaluations on its customers and adjusts credit limits based upon payment history and the customer’s current credit worthiness, as determined by a review of their current credit information. The Company continuously monitors collections and payments from customers and a provision for estimated credit losses is maintained based upon its historical experience and on specific customer collection issues that have been identified. While such credit losses have historically been within the Company’s expectations and the provisions established, the Company cannot guarantee that the same credit loss rates will be experienced in the future. Concentration risk exists relative to the Company’s accounts receivable, as 61% of the Company’s total accounts receivable balance for fiscal 2007 is concentrated in three distributors. While the accounts receivable related to these distributors may be significant, the Company does not believe the credit loss risk to be significant given the consistent payment history of these distributors.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

SHARE-BASED PAYMENT

Effective April 1, 2006, the Company adopted the provisions and accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires that stock-based employee compensation be recorded as a charge to earnings. We have adopted SFAS 123R using a modified prospective application, under which prior periods are not revised for comparative purposes. Under this application, we are required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

Prior to the adoption of SFAS 123R, we applied Accounting Principles Board Opinions (“APB”) No. 25 and related interpretations to account for our stock plans resulting in the use of the intrinsic value to value the stock. Under APB 25, we were not required to recognize compensation expense for the cost of stock options. In accordance with the adoption of SFAS 123R, we recorded stock-based compensation expense for the cost of incentive stock options, restricted stock and performance-based stock granted under our stock plans. Stock-based compensation expense recognized under the provisions of SFAS 123R for the year ended March 31, 2007, was $1,523,000 ($935,000 net of tax) or $0.06 per basic and diluted share.

ACCOUNTING FOR UNCERTAIN TAX POSITIONS

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Only tax positions meeting the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of this interpretation. FIN 48 also provides guidance on accounting for derecognition, interest and penalties, and classification and disclosure of matters related to uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006 and, as a result, is effective for our Company beginning April 1, 2007. FIN 48 will require adjustment to the opening balance of retained earnings (or other components of shareholders’ equity in the statement of financial position) for the cumulative effect of the difference in the net amount of assets and liabilities for all open tax positions not meeting the more-likely-than-not recognition threshold at the effective date. The Company is assessing the impact, if any, which the adoption of FIN 48 will have on our consolidated financial position, results of operations and cash flows.

FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. This statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, which for the Company is the year ending March 31, 2009. The Company is assessing the impact, if any, which the adoption of SFAS 157 will have on our consolidated financial position, results of operations and cash flows.

ACCOUNTING FOR DEFINED BENEFIT PENSION AND OTHER POSTRETIREMENT PLANS

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS 158 requires an employer to recognize the funded status of their defined benefit pension or postretirement plans on the consolidated balance sheet and to recognize changes in that funded status in the year in which the changes occur through accumulated other comprehensive income in shareholders’ equity. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The Company adopted the recognition and related disclosure provisions of SFAS No. 158, prospectively, on March 31, 2007. The adoption of SFAS 158 did not result in any changes to total assets, liabilities or shareholders’ equity. The Company acquired a defined benefit plan with the MMP acquisition on October 17, 2006. The benefit accruals for the plan were frozen as of December 31, 1999. The Company acquired accrued liabilities of approximately $255,000 in connection with the acquisition.

QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial are now considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending on or after November 15, 2006, which for the Company is the year ending March 31, 2007. There was no impact of adopting SAB 108 to our consolidated financial position, results of operations and cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate change market risk with respect to its credit facility with a financial institution which is priced based on the alternate base rate of interest plus a spread of up to 1%, or at LIBOR rate plus a spread of up to 112%. The spread over the alternate base rate and LIBOR rates is determined based upon the Company’s performance with regard to agreed-upon financial ratios. The Company decides at its sole discretion as to whether borrowings will be at the alternate base rate or LIBOR. At March 31, 2007, $57,950,000 was outstanding under the credit facility. Changes in the alternate base rates or LIBOR rates during fiscal 2007 will have a positive or negative effect on the Company’s interest expense. Each 1% fluctuation in the interest rate will increase or decrease interest expense for the Company by approximately $580,000 on an annualized basis.

In addition, the Company is exposed to interest rate change market risk with respect to the proceeds received from the issuance and sale by the Buncombe County Industrial and Pollution Control Financing Authority Industrial Development Revenue Bonds. At March 31, 2007, $2,440,000 was outstanding for these Bonds. The Bonds bear interest at a variable rate determined weekly. During fiscal 2007, the average interest rate on the Bonds approximated 3.7%. Each 1% fluctuation in interest rates will increase or decrease the interest expense on the Bonds by approximately $24,000 on an annualized basis.

A significant portion of the Company’s raw materials are purchased from China. All such purchases are transacted in U.S. dollars. The Company’s financial results, therefore, could be impacted by factors such as changes in foreign currency, exchange rates or weak economic conditions in foreign countries in the procurement of such raw materials. To date, sales of the Company’s products outside the United States have not been significant.

Consolidated Balance Sheets Medical Action Industries Inc.

March 31,	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$826,906	$16,067,555
Accounts receivable, less allowance for doubtful accounts of $537,000 at March 31, 2007 and $369,000 at March 31, 2006	20,653,277	11,044,594
Inventories, net	34,349,696	18,836,517
Prepaid expenses	861,218	735,079
Deferred income taxes	1,349,769	278,875
Prepaid income taxes	23,769	25,797
Other current assets	488,021	220,409
Total current assets	58,552,656	47,208,826
Property and equipment, net	32,552,526	12,302,901
Goodwill	79,910,950	37,085,562
Trademarks	1,266,000	666,000
Other intangible assets, net	17,665,127	1,675,333
Other assets, net	2,722,420	1,452,606
Total assets	$192,669,679	$100,391,228
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$16,523,085	$6,135,146
Accrued expenses	9,397,447	2,246,446
Accrued commissions	1,460,293	1,037,477
Current portion of long-term debt	13,360,000	360,000
Current portion of capital lease obligations	92,389	—
Total current liabilities	40,833,214	9,779,069
Deferred income taxes	6,269,683	5,029,246
Long-term debt, less current portion	47,030,000	2,440,000
Capital lease obligations, less current portion	173,240	—
	$94,306,137	$17,248,315
COMMITMENTS AND CONTINGENCIES
Shareholders’ equity:
Preferred stock, 5,000,000 shares authorized, $.001 par value:
none issued at March 31, 2007 and 2006	—	—
Common stock, 40,000,000 shares authorized at March 31, 2007 and
15,000,000 shares authorized at March 31, 2006, $.001 par value; issued 15,815,786 shares at March 31, 2007 and 15,785,364 at March 31, 2006	15,816	10,523
Additional paid-in capital, net	22,846,185	20,607,144
Other comprehensive income	6,949	—
Retained earnings	75,494,592	62,525,246
Total shareholders’ equity	$98,363,542	$83,142,913
Total liabilities and shareholders’ equity	$192,669,679	$100,391,228

The accompanying notes are an integral part of these statements.

Consolidated Statements of Operations Medical Action Industries Inc.

Year ended March 31,	2007	2006	2005
Net sales	$217,327,993	$150,942,171	$141,423,059
Cost of sales	163,955,516	111,621,824	104,713,555
Gross profit	53,372,477	39,320,347	36,709,504
Selling, general and administrative expenses	30,722,819	20,989,744	19,524,465
Interest expense	1,961,151	51,127	289,697
Interest (income)	(440,168)	(235,177)	(12,798)
	32,243,804	20,805,694	19,801,364
Income before taxes	21,128,675	18,514,653	16,908,140
Income tax expense	8,159,329	7,053,237	6,226,048
Net income	$12,969,346	$11,461,416	$10,682,092
Net income per common share
Basic	$0.82	$0.73	$0.69
Diluted	$0.80	$0.72	$0.68

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity Medical Action Industries Inc.

	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Other Comprehensive Income	Total Shareholders’ Equity
Balance at March 31, 2004	15,291,054	$10,193	$16,415,062	$40,381,738		$56,806,993
Issuance of common stock:
On exercise of stock option and warrants, net	147,932	99	963,821			963,920
Repayment of officer loans which were used to purchase company stock			335,950			335,950
Tax benefit from exercise of options			282,137			282,137
Net income				10,682,092		10,682,092
Balance at March 31, 2005	15,438,986	$10,292	$17,996,970	$51,063,830		$69,071,092
Issuance of common stock:
Pursuant to restricted management stock bonus plan	48,750	33				33
Exercise of stock options, net	297,628	198	1,896,159			1,896,357
Amortization of deferred compensation			15,099			15,099
Tax benefit from vesting of stock under restricted management stock bonus plan and exercise of options			698,916			698,916
Net income				11,461,416		11,461,416
Balance at March 31, 2006	15,785,364	$10,523	$20,607,144	$62,525,246		$83,142,913
Issuance of common stock:
Exercise of stock options, net	30,422	21	308,924			308,945
Repayment of officer loans which were used to purchase company stock			125,675			125,675
Adjust stock split par value		5,272	(5,272)
Amortization of deferred compensation			78,876			78,876
Tax benefit from vesting of stock under restricted management stock bonus plan and exercise of options			99,600			99,600
SFAS 123R expense			1,631,238			1,631,238
Pension liability adjustment					6,949	6,949
Net income				12,969,346		12,969,346
Balance at March 31, 2007	15,815,786	$15,816	$22,846,185	$75,494,592	$6,949	$98,363,542

All share and per share amounts reflect the 3-for-2 stock split distributed on February 9, 2007.

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows Medical Action Industries Inc.

Year ended March 31,	2007	2006	2005
OPERATING ACTIVITIES
Net income	$12,969,346	$11,461,416	$10,682,092
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,723,045	1,612,868	1,604,875
Amortization	1,123,329	390,768	682,656
Provision for doubtful accounts	72,000	72,000	72,000
Deferred income taxes	865,819	949,027	972,059
Deferred compensation	—	15,099	—
Loss on sale of property and equipment	6,363	—	102,581
Stock-based compensation	1,710,114	—	—
Excess tax benefit from stock-based compensation	(696,276)	—	—
Tax benefit from exercise of warrants and options	99,600	698,916	282,137
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(3,932,254)	369,223	(888,366)
Inventories	(4,112,366)	258,098	(478,463)
Prepaid expenses, other current assets and other receivables	44,222	(41,711)	(220,551)
Other assets	(1,093,723)	(935,665)	(531,788)
Accounts payable	1,052,650	317,722	(10,106)
Income taxes	2,028	237,143	(29,021)
Accrued expenses, payroll and taxes	1,683,507	(452,930)	1,291,967
Net cash provided by operating activities	12,517,404	14,951,974	13,532,072
INVESTING ACTIVITIES
Purchase price and related acquisition costs	(80,497,173)	—	—
Purchases of property and equipment	(5,239,719)	(969,967)	(1,028,168)
Proceeds from sale of property and equipment	1,200	—	28,991
Repayment of loans to officers	125,675	—	427,630
Net cash used in investing activities	(85,610,017)	(969,967)	(571,547)
FINANCING ACTIVITIES
Proceeds from revolving line of credit, term loan and long-term borrowings	71,900,000	12,475,000	37,375,000
Principal payments on revolving line of credit, long-term debt, and capital lease obligations	(14,356,981)	(12,835,000)	(51,295,000)
Proceeds from exercise of employee stock options and warrants	308,945	1,896,390	1,381,062
Payment of employee taxes in connection with exercise of stock options	—	—	(417,270)
Net cash provided by (used in) financing activities	57,851,964	1,536,390	(12,956,208)
(Decrease) increase in cash	(15,240,649)	15,518,397	4,317
Cash at beginning of year	16,067,555	549,158	544,841
Cash at end of year	$826,906	$16,067,555	$549,158
Supplemental disclosures:
Interest paid	$1,940,706	$137,644	$349,499
Income taxes paid	$7,626,576	$5,168,151	$5,000,746

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements Medical Action Industries Inc. / March 31, 2007

NOTE 1 – General and Significant Accounting Policies

COMPANY BACKGROUND AND DESCRIPTION OF BUSINESS

Medical Action Industries Inc. (“Medical Action” or the “Company”) was incorporated under the laws of the State of New York on April 1, 1977, and re-incorporated under the laws of the State of Delaware on November 5, 1987. Headquartered in Hauppauge, New York, Medical Action develops, manufactures, markets and supplies a variety of disposable medical products. The Company’s products are marketed primarily to acute care facilities in domestic and certain international markets, and in recent years has expanded its end-user markets to include physician, dental and veterinary offices, out-patient surgery centers and long-term care facilities. Medical Action is a leading manufacturer and supplier of collection systems for the containment of medical waste, minor procedure kits and trays, sterile operating room towels and sterile laparotomy sponges. The Company’s products are marketed by its direct sales personnel and extensive network of distributors. Medical Action has entered into preferred vendor agreements with national distributors, as well as sole source and/or committed contracts with group purchasing alliances. The Company also manufactures its products under private label programs to other distributors and medical suppliers. Medical Action’s manufacturing, packaging and warehousing activities are conducted in its Arden, North Carolina; Clarksburg, West Virginia; Gallaway, Tennessee and Northglenn, Colorado facilities. The Company’s procurement of certain products and raw materials from the People’s Republic of China is administered by its office in Shanghai, China.

On October 17, 2006, the Company acquired, through one of its subsidiaries, the membership interest of Medegen Medical Products, LLC and certain Colorado fixed assets used in connection with its business (collectively, “MMP”). The Colorado fixed assets consist primarily of machinery, equipment and leasehold improvements at MMP’s Northglenn, CO facility. MMP’s operating results were consolidated with those of Medical Action’s beginning on the date of acquisition. Since our results are not restated retroactively to reflect the historical financial position or results of operations of MMP, a substantial portion of the fluctuations in our operating results for fiscal 2007 as compared to the prior periods are due to the acquisition of MMP. However, we have included supplemental pro forma information in Note 4 – “Acquisitions” to our audited consolidated financial statements contained in this Annual Report to give effect to the acquisition as though it had occurred at the beginning of each of the periods presented in this Form 10-K.

On February 9, 2007, the Company effected a three-for-two stock split to shareholders of record as of January 23, 2007. All share and per share information has been retroactively adjusted to reflect the stock split.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

The Company recognizes revenue as products are shipped and title passes to customers. Shipping and credit terms are negotiated on a customer by customer basis and all orders are processed and revenue is recognized accordingly. Products are shipped primarily to distributors at an agreed upon list price. The distributor then resells the products primarily to hospitals and depending upon contracts between the Company, the distributor and the hospital, the distributor may be entitled to a rebate. The Company deducts all rebates from sales and has a provision for allowances based on historical information for all rebates that have not yet been processed.

All customer returns must be pre-approved by the Company. The Company does not have any post shipment obligations to customers.

CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company performs ongoing credit evaluations on its customers and adjusts credit limits based upon payment history and the customer’s current credit worthiness, as determined by a review of their current credit information. The Company continuously monitors collections and payments from customers and a provision for estimated credit losses is maintained based upon its historical experience and on specific customer collection issues that have been identified. While such credit losses have historically been within the Company’s expectations and the provisions established, the Company cannot guarantee that the same credit loss rates will be experienced in the future. Concentration risk exists relative to the Company’s accounts receivable, as Owens and Minor, Inc., Cardinal Health Inc., and McKesson General Medical (the “Distributors”) accounted for approximately 38%, 20% and 4%, respectively, as of March 31, 2007 and 31%, 22% and 10%, respectively, as of March 31, 2006. In fiscal 2007, Owens and Minor, Inc. acquired the acute care distribution business of McKesson Corporation. While the accounts receivable related to these Distributors may be significant, the Company does not believe the credit risk to be significant given their consistent payment history.

INVENTORIES

Inventories are stated at the lower of cost or market net of reserve for obsolete and slow moving inventory. Cost is determined by the first-in, first-out method.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Leases meeting the criteria for capitalization are recorded at the present value of future lease payments. Maintenance and repairs are charged to operations as incurred and expenditures for major improvements are capitalized. The carrying amount and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any resulting gain or loss is reflected in operations in the year of disposal. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the related assets (buildings – 40 years; factory equipment – 5 to 20 years; fixtures and other equipment – 3 to 10 years). Accelerated methods of depreciation are used for tax purposes. Amortization of leasehold improvements is provided on the straight-line method over the period of their economic or related lease lives, whichever is less.

GOODWILL

Goodwill is the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations accounted for as purchases. Goodwill and certain other intangible assets having indefinite lives are not amortized to earnings, but instead are subject to periodic testing for impairment. Intangible assets determined to have definite lives are amortized over their remaining useful lives.

Our goodwill is tested for impairment on an annual basis. Application of the goodwill impairment test requires judgment. The fair value is estimated using a discounted cash flow methodology. This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment. The implied fair value of goodwill is determined by allocating the fair value to all of the assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation, in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS 141”). The residual fair value after this allocation is the implied fair value of the goodwill.

The Company reviews for the impairment of long-lived assets and certain identifiable intangibles (including the excess of cost fair value of net assets acquired and property and equipment) annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of the assets exceeds its fair value. Based upon the testing performed, the Company has not identified any such impairment losses.

OTHER INTANGIBLES

Other intangible assets, consisting primarily of trademarks, a supply agreement, non-competition agreements and customer relationships are amortized according to their useful lives.

Accumulated amortization of the other intangible assets amounted to $1,934,000 and $997,000 for the fiscal years ended March 31, 2007 and 2006, respectively.

Other intangible asset amortization expense for the years ended March 31, 2007, 2006 and 2005 was $937,000, $269,000 and $269,000, respectively. Estimated amortization expense related to these intangibles for the five succeeding fiscal years is as follows:

2008	$1,643,000
2009	$1,503,000
2010	$1,456,000
2011	$1,150,000
2012	$842,000

The Company evaluates trademarks with indefinite lives annually to determine whether events or circumstances continue to support the indefinite useful life. No trademarks were determined to have finite useful lives in any of the periods presented.

DEFERRED FINANCING COSTS

We have incurred costs in obtaining financing. These costs of approximately $343,000 and $106,000 as of March 31, 2007 and 2006, respectively, were capitalized in other assets and are being amortized over the life of the related financing arrangements through 2013. As of March 31, 2007 and 2006, total accumulated amortization was approximately $93,000 and $57,000, respectively.

INCOME TAXES

The Company follows the asset and liability method of accounting for income taxes. This process involves estimating actual current taxes due plus assessing temporary differences arising from differing treatment for tax and accounting purposes which are recorded as deferred tax assets and liabilities.

Deferred tax assets are periodically evaluated to determine their recoverability, and where their recovery is not likely, a valuation allowance is established and a corresponding additional tax expense is recorded in the Company’s statement of operations. As of March 31, 2007, no valuation allowance was necessary for the $1,350,000 of Deferred Tax Assets that existed on the Company’s books.

Tax benefits from disposition of stock by optionees from the exercise of non-qualified options are credited to additional paid-in capital.

CURRENCY

All of the Company’s sales and purchases were transacted in U.S. dollars.

STOCK COMPENSATION

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) requires that stock-

based employee compensation be recorded as a charge to earnings. SFAS 123(R) is effective for interim and annual financial statements for years beginning after December 15, 2005 and will apply to all outstanding and unvested share-based payments at the time of adoption. Accordingly, we have adopted SFAS 123(R) commencing April 1, 2006 using a modified prospective application, as permitted by SFAS 123(R). Accordingly, prior period amounts have not been restated. Under this application, we are required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

Prior to the adoption of SFAS No. 123(R), we applied Accounting Principles Board Opinions (“APB”) No. 25 and related interpretations to account for our stock plans resulting in the intrinsic value to value the stock. Under APB 25, we were not required to recognize compensation expense for the cost of stock options. In accordance with the adoption of SFAS 123(R), we recorded stock-based compensation expense for the cost of non-qualified stock options granted under our stock plans. Stock-based compensation expense recognized under the provisions of SFAS 123(R) was $1,523,000 ($935,000 after tax) or $.06 per basic and diluted share for the year ended March 31, 2007.

EARNINGS PER SHARE INFORMATION

Basic earnings per share is based on the weighted average number of common shares outstanding without consideration of potential common stock. Diluted earnings per share is based on the weighted average number of common and potential common shares outstanding. The calculation takes into account the shares that may be issued upon exercise of stock options and warrants, reduced by the shares that may be repurchased with the funds received from the exercise, based on average prices during the year. Excluded from the calculation of earnings per share are options to purchase 20,000 shares in fiscal 2007, as their inclusion would have been antidilutive. Note 9 displays a table showing the computation of basic and diluted earnings per share.

COMPREHENSIVE INCOME

Comprehensive income consists of two components: net income and other comprehensive income. Other comprehensive income refers to revenues, expenses, gains and losses that under generally accepted accounting principles are recorded as an element of shareholders’ equity but are excluded from net income. The Company’s other comprehensive income is comprised of an accrued benefit liability relating to the Company’s defined benefit pension plan.

BUSINESS CONCENTRATIONS

The Company manufactures and distributes disposable medical products principally to medical product distributors and hospitals located throughout the United States. The Company performs credit evaluations of its customers’ financial condition and does not require collateral. Receivables are generally due within 30 – 90 days. Credit losses relating to customers have historically been minimal and within management’s expectations. (See Note 12 for major customers.)

A significant portion of the Company’s raw materials are purchased from China. All such purchases are transacted in U.S. dollars. The Company’s financial results, therefore, could be impacted by factors such as foreign currency, exchange rates or weak economic conditions in foreign countries in the procurement of such raw materials.

USE OF ESTIMATES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, such as inventories, deferred income taxes, other intangible assets, pension benefits and accrued expenses, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has estimated the fair value of financial instruments using available market information and other valuation methodologies in accordance with Statement of Financial Accounting Standards No. 107, “Disclosures About Fair Value of Financial Instruments.” Management of the Company believes that the fair value of financial instruments, consisting of cash, accounts receivable, accounts payable, and debt, approximates carrying value due to the immediate or short-term maturity associated with its cash, accounts receivable and accounts payable, and the interest rates associated with its debt.

IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

ACCOUNTING FOR UNCERTAIN TAX POSITIONS

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Only tax positions meeting the more-likely-than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of this interpretation. FIN 48 also provides guidance on accounting for derecognition, interest and penalties, and classification and disclosure of matters related to uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006 and, as a result, is effective for our Company beginning April 1, 2007. FIN 48 will require adjustment to the opening balance of retained earnings (or other components of shareholders’ equity in the statement of financial position) for the cumulative effect of the difference in the net amount of assets and liabilities for all open tax positions not meeting the more-likely-than-not recognition threshold at the effective date. The Company is assessing the impact, if any, which the adoption of FIN 48 will have on our consolidated financial position, results of operations and cash flows.

FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurement. This statement applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, which for the Company is the year ending March 31, 2009. The Company is assessing the impact, if any, which the adoption of SFAS 157 will have on our consolidated financial position, results of operations and cash flows.

QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires registrants to quantify misstatements using both an income statement (“rollover”) and balance sheet (“iron curtain”) approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial are now considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings (deficit) as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending on or after November 15, 2006, which for the Company is the year ending March 31, 2007. There was no impact of adopting SAB 108 to our consolidated financial position, results of operations and cash flows.

NOTE 2 – Inventories

Inventories, which are stated at the lower of cost (first-in, first-out) or market, consist of the following:

March 31,	2007	2006
Finished goods, net	$21,223,574	$13,121,078
Raw materials	13,126,122	5,715,439
Total, net	$34,349,696	$18,836,517

At March 31, 2007, MMP net inventories accounted for approximately $11,547,000 or 34% of total net inventories. On an ongoing basis, inventory quantities on hand are reviewed and an analysis of the provision for excess and obsolete inventory is performed based primarily on the Company’s estimated sales forecast of product demand, which is based on sales history and anticipated future demand. Such provision for excess and obsolete inventory approximated $664,000 and $174,000 at March 31, 2007 and 2006, respectively.

NOTE 3 – Property and Equipment

Property and equipment are summarized as follows:

March 31,	2007	2006
Land and buildings	$15,020,570	$8,783,543
Machinery and equipment	29,983,130	13,490,192
Furniture and fixtures	1,525,768	1,328,132
	46,529,468	23,601,867
Less accumulated depreciation	13,976,942	11,298,966
	$32,552,526	$12,302,901

Depreciation expense amounted to $2,723,000, $1,613,000 and $1,605,000 in the fiscal years ended March 31, 2007, 2006 and 2005, respectively.

NOTE 4 – Acquisitions

On October 17, 2006, the Company acquired, through one of its subsidiaries, the membership interest of MMP. MMP is in the business of manufacturing and distributing disposable plastic products for the medical and laboratory markets. MMP markets its products primarily under the trade names Medegen and Vollrath. The purchase price for the assets acquired including related closing costs was approximately $80,497,000.

The membership interest acquired included accounts receivable, inventories, the land and manufacturing facility, certain fixed assets, trademarks, customer relationships, group purchasing organization contracts, accounts payable, accrued liabilities and intellectual property used in the operations of MMP.

The acquisition of MMP has been accounted for as a purchase pursuant to SFAS No. 141, “Business Combinations,” as issued by the Financial Accounting Standards Board. The operations of MMP have been included in the Company’s statements of earnings since the acquisition date. The following table summarizes the assets acquired from MMP and the preliminary allocation of the purchase price:

Accounts receivable, net	$5,748,000
Inventories, net	11,401,000
Prepaids and other current assets	438,000
Property, plant and equipment	17,741,000
Other assets	590,000
Trademarks	600,000
Customer relationships	14,100,000
Group purchasing organization contracts	2,200,000
Intellectual property	400,000
Goodwill	42,825,000
Accounts payable	(9,336,000)
Accrued expenses	(5,897,000)
Capital lease obligations	(313,000)
Purchase price and related acquisition costs	$80,497,000

MMP is engaged in the business of high speed injection molding manufacturing, specializing in disposable products in the health care market. The Company believes this acquisition will increase its market share and assist in gaining manufacturing efficiencies via the benefit of increased purchasing power and lower material costs. The aforementioned were the primary reasons for the acquisition and the main factors that contributed to the purchase price, which resulted in the recognition of goodwill. For tax purposes, the goodwill will be deductible.

During the course of the Company’s evaluation of the proposed acquisition of MMP, the Company determined that it would shut down the Northglenn, Colorado manufacturing facility and relocate the operations into the Gallaway, Tennessee manufacturing facility. The primary reasons for the relocation project are as follows: redundancy of operations; elimination of inter-plant freight costs; increase of manufacturing efficiency and reduction of manufacturing costs. In connection with the relocation, Medical Action Industries Inc. will incur approximately $2,200,000 of restructuring costs of which $1,038,000 is related to severance and $1,162,000 is related to exit costs for the MMP related employees and facilities. The $2,200,000 was recorded as goodwill and accrued liabilities. As of March 31, 2007 the Company has incurred approximately $208,000 of expenses in connection with this project leaving a balance of $1,992,000 in accrued liabilities. In addition, the Company anticipates approximately $360,000 of integration costs, which will be expensed as incurred and $2,419,000 of building improvements and purchases of machinery and equipment in connection with the restructuring. The Company anticipates that the project will be completed in the fourth quarter of fiscal 2008.

Goodwill and trademarks will be tested for impairment periodically, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” as issued by the Financial Accounting Standards Board. The customer relationships, which amount to $14,100,000 will be amortized over a period of twenty years, group purchasing organization contracts, which amount to $2,200,000 will be amortized over a period of four years and intellectual property, which amounts to $400,000 will be amortized over a period of seven years.

The Company utilized cash on hand and the funds available under its credit agreement in order to satisfy the purchase price. The purchase price allocation is subject to certain adjustments, none of which are anticipated to be material, because the valuation of the assets and acquisition costs have not been finalized.

Summarized below are the unaudited pro forma results of operations of the Company as if MMP had been acquired at the beginning of the fiscal period presented:

Year ended March 31,	2007	2006
	(dollars in thousands except for share data)
Net sales	$275,357	$252,706
Net income	$13,245	$11,577
Net income per common share
Basic	$0.84	$0.74
Diluted	$0.82	$0.73

Reclassifications and adjustments were made to the pro forma results to properly reflect depreciation of property, plant and equipment, amortization of intangible assets, interest expense, financing fees and tax rates.

The pro forma financial information presented above for the years ended March 31, 2007 and 2006 is not necessarily indicative of either the results of operations that would have occurred had the acquisition taken place at the beginning of the period presented or of future operating results of the combined companies.

NOTE 5 – Related Party Transactions

Loans to officers amounted to $0 and $125,675 at March 31, 2007 and 2006, respectively. The loans decreased $125,675 due to payments made by an officer in May 2006. The repayment made during the fiscal year ended March 31, 2007 related to officer loans which were used in prior years to purchase Company stock. The amount involving the purchase of the Company’s common stock, which has been deducted from shareholders’ equity, was $0 and $125,675 for the years ended March 31, 2007 and 2006, respectively. Interest income received from officers aggregated approximately $1,000, $9,000 and $13,000 in fiscal 2007, 2006 and 2005, respectively.

In October 1997, the Company entered into a Consulting Agreement with the Company’s former Chief Executive Officer and Chairman of the Board. The Consulting Agreement provides for an annual fee of $275,000, payable in equal monthly installments, for the ten (10) year period ending December 31, 2007. The consulting services to be provided to the Company include, but are not limited to the evaluation of the progress of the Company’s business development, analysis of the Company’s financial condition and proposed operations and the projected financial results thereof. In addition, the Consulting Agreement provides that the Company’s former Chief Executive Officer will not, either directly or indirectly, engage in any business competitive to that being carried on by the Company.

NOTE 6 – Income Taxes

Income tax expense consists of the following:

March 31,	2007	2006	2005
Current:
Federal	$6,728,330	$5,155,910	$4,696,956
State	1,261,456	948,300	655,911
Deferred	169,543	949,027	873,181
	$8,159,329	$7,053,237	$6,226,048

The following table indicates the significant elements contributing to the difference between the statutory federal tax rate and the Company’s effective tax rate for 2007, 2006 and 2005:

March 31,	2007	2006	2005
Statutory rate	35.0%	34.8%	34.6%
State taxes	3.9	3.8	2.9
Net deductible expenses	(.3)	(.5)	(.5)
Other	—	—	(.2)
Effective tax rate	38.6%	38.1%	36.8%

The components of deferred tax assets and deferred tax liabilities at March 31, 2007 and 2006 are as follows:

March 31,	2007	2006
Deferred tax assets
Inventory valuation allowance	$415,811	$139,559
Allowance for doubtful accounts	207,236	139,316
Stock-based compensation	726,722	—
Total deferred tax assets	$1,349,769	$278,875
Deferred tax liabilities
Depreciation and amortization	$6,269,683	$5,029,246

NOTE 7 – Leases

The Company leases certain equipment and vehicles under noncancelable operating leases expiring in various years though fiscal 2012.

The following is a schedule of minimum lease payments on noncancelable operating leases with initial or remaining terms of one year or more at March 31, 2007:

Year ended March 31,
2008	$445,000
2009	211,000
2010	112,000
2011	74,000
2012	8,000
$850,000

Rental expenses under operating leases were $706,000, $186,000 and $207,000, for the fiscal years ended March 31, 2007, 2006 and 2005, respectively.

NOTE 8 – Long-term Debt

March 31,	2007	2006
Revolving Credit Agreement (a)	$200,000	—
Term Loan (a)	57,750,000	—
Industrial Revenue Bonds (b)	2,440,000	2,800,000
	60,390,000	2,800,000
Less current portion	13,360,000	360,000
	$47,030,000	$2,440,000

(a) On October 17, 2006, the Company entered into a credit agreement with certain lenders and a bank acting as administration agent for the lenders (the “Credit Agreement”). The Credit Agreement provides for borrowing of $75,000,000 and is divided into two types of borrowing facilities, (i) a term loan with a principal amount of $65,000,000 which is payable in twenty consecutive equal quarterly installments which will commence on March 31, 2007, and (ii) revolving credit loans, which amounts may be borrowed, repaid and reborrowed up to $10,000,000. As of March 31, 2007, $57,750,000 is outstanding on the term loan and $200,000 is outstanding on the revolving credit loans.

Both the term loan and revolving credit loans bear interest at the “alternate base rate” plus the applicable margin or at the Company’s option the “LIBOR rate” plus the “applicable margin.” The alternate base rate shall mean a rate per annum equal to the greater of (a) the Prime rate or (b) the Base CD rate in effect on such day plus 1% and (c) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%. “Applicable margin” shall mean with respect to an adjusted LIBOR loan a range of 75 basis points to 150 basis points. With respect to an alternate base rate loan, the applicable margin shall range from 0 basis points to 50 basis points. The rates for both LIBOR and alternate base rate loans are established quarterly based upon agreed upon financial ratios. Borrowings under this agreement are collateralized by all the assets of the Company, and the agreement contains certain restrictive covenants, which, among other matters, impose limitations with respect to the incurrence of liens, guarantees, merger, acquisitions, capital expenditures, specified sales of assets and restricts the payment of dividends. The Company is also required to maintain various financial ratios which will be measured quarterly. As of March 31, 2007, the Company is in compliance with all such covenants and financial ratios.

(b) On July 9, 1997 the Company acquired approximately 32 acres of land located in Arden, North Carolina and an existing 205,000 square foot building located thereon (the “Arden Facility”). The purchase price for the Arden Facility was $2,900,000, which was paid at closing. The acquisition of the Arden Facility was financed with the proceeds from the issuance and sale by The Buncombe County Industrial Facilities and Pollution Control Financing Authority of its $5,500,000 Industrial Development Revenue Bonds (Medical Action Industries Inc. Project), Series 1997 (the “Bonds”). Interest on the Bonds is payable on the first business day of each January, April, July and October commencing October, 1997 and ending July, 2013. Principal payments are due and payable in 60 consecutive quarterly installments of $90,000 commencing October 1, 1998 and ending July 1, 2013 with a final maturity payment of $190,000. The Bonds bear interest at a variable rate, determined weekly. The interest rate on the Bonds at March 31, 2007 was 3.7% per annum. In connection with the issuance of the Bonds, the Company entered into a Letter of Credit and Reimbursement Agreement dated as of July 1, 1997 with a bank for approximately $5,800,000 (the “Reimbursement Agreement”) to support principal and interest payments of the Bonds and requires payment of an annual fee of .85% of the remaining balance. The Company also entered into a Remarketing Agreement, pursuant to which the Remarketing Agent will use its best efforts to arrange for a sale in the secondary market of such Bonds. The Remarketing Agreement provides for the payment of an annual fee of .125% of the remaining balance.

As of March 31, 1998, the Company had used all of the $5,500,000 proceeds from the Bonds for the purchase and rehabilitation of the Arden Facility and for the acquisition of machinery and equipment.

Maturities of long-term debt are as follows at March 31, 2007:

2008	$13,360,000
2009	13,360,000
2010	13,360,000
2011	13,360,000
2012	6,110,000
Thereafter	840,000
$60,390,000

The Company had unamortized deferred financing costs of $250,000 and $49,000 at March 31, 2007 and 2006, respectively. These costs related to the Company’s term and revolving credit loans. The costs are being amortized in the amount of approximately $55,000 per year for fiscal years 2008 – 2011, $31,000 for fiscal year 2012 and $1,000 for fiscal year 2013.

NOTE 9 – Earnings Per Share

	2007	2006	2005
NUMERATOR:
Net income for basic and diluted earnings per share	$12,969,345	$11,461,416	$10,682,092
DENOMINATOR:
Denominator for basic earnings per share – weighted average shares	15,796,123	15,643,546	15,381,132
Effect of dilutive securities:
Employee stock options	348,267	269,145	301,703
Warrants	—	302	10,263
Dilutive potential common shares	348,267	269,447	311,966
Denominator for diluted earnings
per share – adjusted weighted average shares	16,144,390	15,912,993	15,693,098
Basic earnings per share	$0.82	$0.73	$0.69
Diluted earnings per share	$0.80	$0.72	$0.68

NOTE 10 – Shareholders’ Equity and Stock Plans

During fiscal 1990, the Company’s Board of Directors and stockholders approved a Non-Qualified Stock Option Plan (the “Non-Qualified Option Plan”). The Non-Qualified Option Plan, as amended, authorizes the granting to employees of the Company options to purchase an aggregate of 3,975,000 shares of the Company’s common stock. The options are granted with an exercise price equal to the fair market price or at a value that is not less than 85% of the fair market value on the date of grant. The options are exercisable in two installments on the second and third anniversary of the date of grant. Options expire from five to ten years from the date of grant unless the employment is terminated, in which event, subject to certain exceptions, the options terminate two months subsequent to date of termination. The number of shares exercisable at March 31, 2007, 2006 and 2005 were 227,479, 211,875 and 303,375, respectively.

In 1994, the Company’s Board of Directors and stockholders approved the 1994 Stock Incentive Plan (the “Incentive Plan”), which, as amended, covers 3,525,000 shares of the Company’s common stock. The Incentive Plan, which expires in 2015, permits the granting of incentive stock options, shares of restricted stock and non-qualified stock options. All officers and key employees of the Company and its affiliates are eligible to participate in the Incentive Plan. The Incentive Plan is administered by the Compensation Committee of the Board of Directors, which determines the persons to whom, and the time at which, awards will be granted. In addition, the Compensation Committee decides the type of awards to be granted and all other related terms and conditions of the awards. The per share exercise price of any option may not be less than the fair market value of a share of common stock at the time of grant. The number of non-qualified options exercisable at March 31, 2007, 2006 and 2005 were 689,609, 378,860 and 459,860, respectively. No incentive options have been issued under this plan.

The following is a summary of the changes in restricted stock granted under the 1994 Stock Incentive Plan for the year ended March 31, 2007:

	Fiscal 2007		Fiscal 2006
	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding at April 1,	37,500	$14.87	—	—
Granted	11,250	$14.85	37,500	$14.87
Exercised	—	$—	—	$—
Canceled	—	$—	—	$—
Outstanding at March 31,	48,750	$14.86	37,500	$14.87

Grants of restricted stock are common stock awards granted to recipients with specified vesting provisions. The restricted stock issued vests based upon the recipients continued service over time (five-year vesting period). The Company estimates the fair value of restricted stock based on the Company’s closing stock price on the date of grant.

The Company’s 1996 Non-Employee Director Stock Option Plan (the “Director Plan”) was approved by the stockholders in August 1996 and, as amended, covers 750,000 shares of the Company’s common stock. Under the terms of the Director Plan, which expires in 2015, each non-employee director of the Company will be granted each year an option to purchase 2,500 shares of the Company’s common stock. These options vest immediately and have an exercise price equal to the fair market price of the common stock at the time of grant. All of the options to purchase 45,000 shares were exercisable at March 31, 2007.

Effective April 1, 2006, we adopted SFAS No. 123R, “Share-Based Payment,” which prescribes the accounting for equity instruments exchanged for employee and director services. Under SFAS No. 123R, stock-based compensation cost is measured at the grant date, based on the calculated fair value of the grant, and is recognized as an expense over the service period applicable to the grantee. The service period is the period of time that the grantee must provide services to the Company before the stock-based compensation is fully vested. In March 2005, the SEC issued Staff Accounting Bulletin (“SAB”) No. 107, “Share-Based Payment,” relating to SFAS No. 123R. We have followed the SEC’s guidance in SAB No. 107 in our adoption of SFAS No. 123R.

We adopted SFAS No. 123R using the modified prospective transition method. Under this transition method, the financial statement amounts for the periods before fiscal 2007 have not been restated to reflect the fair value method of expensing the stock-based compensation. The compensation expense recognized on or after April 1, 2006 includes the compensation cost based on the grant-date fair value estimated in accordance with: (a) SFAS No. 123 for all stock-based compensation that was granted prior to, but vested on or after April 1, 2006; and (b) SFAS No. 123R for all stock-based compensation that was granted on or after April 1, 2006.

The following is a summary of the changes in the outstanding options for all of the Company’s plans during the year ended March 31, 2007:

	Shares	Weighted Average Exercise Price	Weighted Average Contract Life (years)	Aggregate Intrinsic Value
Outstanding at April 1, 2006	1,284,234	$9.10		$8,898,000
Granted	254,000	$15.98		$—
Exercised	30,422	$10.19		$321,000
Forfeited	55,500	$12.90		$—
Expired	33,750	$6.53		$—
Outstanding at March 31, 2007	1,418,562	$10.20	6.8	$19,452,000
Options exercisable at March 31, 2007	609,263	$6.78	4.9	$10,433,000

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes options pricing model. The following weighted average assumptions were used for grants during the years ended March 31, 2007 and 2006, respectively: expected volatility of 34.7% and 30.1%; a risk-free interest rate of 4.7% and 4.2%; a forfeiture rate of 3.0% and 0.0%; and an expected life of 5.3 and 8.0 years. The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the life of the grant. The expected volatility is based on the historical volatility of the Company’s stock.

The weighted average fair value of options granted was $6.45 and $5.30 for the years ended March 31, 2007 and 2006, respectively. As of March 31, 2007, there was $2,094,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Company’s plans; that cost is expected to be recognized over a period of three years.

Prior to April 1, 2006, we accounted for stock-based compensation to employees and directors in accordance with the intrinsic value method under APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Under the intrinsic value method, no compensation expense was recognized in our financial statements for the stock-based compensation, because the stock-based compensation that we granted was non-qualified stock options and all of the stock options granted had exercise prices equivalent to the fair market value of our common stock on the grant date. We also followed the disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended, “Accounting for Stock-Based Compensation – Transition and Disclosure”.

Pro forma information required under SFAS No. 123 for periods prior to fiscal 2007 as if the Company had applied the fair value recognition provisions of SFAS No. 123, to options granted under the Company’s equity incentive plans, was as follows:

	2006	2005
Net income – as reported	$11,461,416	$10,682,092
Deduct: Total stock-based employee compensation expense determined under fair value based method from all awards, net of related tax effects	966,750	736,193
Net income – pro forma	$10,494,666	$9,945,899
Earnings per share as reported:
Basic	$.73	$.69
Diluted	$.72	$.68
Earnings per share – pro forma:
Basic	$.67	$.65
Diluted	$.67	$.64

Options activity under the option plans during the three years ended March 31, 2007 is summarized as follows:

	Non-Qualified Option Plan		1994 Stock Incentive Plan		1996 Non-Employee Directors Stock Option Plan		Weighted Average Option Price Per Share
	Number of Shares	Option Price Per Share	Number of Shares	Option Price Per Share	Number of Shares	Option Price Per Share
Balance at March 31, 2004	319,875	$1.92–$8.87	799,688	$2.67–$11.86	26,250	$2.00–$9.31	$6.86
Granted	—	—	313,500	$10.33–$12.47	15,000	$10.89	$11.19
Exercised	(9,000)	$2.00–$2.67	(155,700)	$7.66–$9.31	—	—	$7.71
Forfeited	—	—	(31,125)	$8.50–$11.48	—	—	$10.19
Balance at March 31, 2005	310,875	$1.92–$8.87	926,363	$2.67–$12.47	41,250	$2.00–$10.89	$7.71
Granted	—	—	330,750	$11.79–$12.41	18,750	$12.45	$11.98
Exercised	(99,000)	$1.92–$2.67	(198,629)	$7.28–$9.31	—	—	$6.37
Forfeited	—	—	(46,125)	$8.50–$11.93	—	—	$10.53
Balance at March 31, 2006	211,875	$1.92–$8.87	1,012,359	$2.67–$12.47	60,000	$2.00–$12.45	$9.47
Granted	204,500	$14.76–$23.27	30,750	$15.31	18,750	$14.76	$15.98
Exercised	—	—	30,422	$8.50–$11.48	—	—	$10.17
Forfeited	12,750	$14.76–$17.71	42,750	$8.87–$12.27	33,750	$2.00–$12.45	$10.55
Balance at March 31, 2007	403,625	$1.92–$23.27	969,937	$2.67–$15.31	45,000	$10.89–$14.76	$10.20

The following table summarizes additional information about stock options at March 31, 2007:

Range or Exercise Price	Number Outstanding	Options Outstanding		Options Exercisable
		Weighted Average Exercise Price	Weighted Average Years Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price
$1.92 – $2.67	219,375	$2.28	3.4	219,375	$2.28
$7.17 – $14.76	1,114,687	$11.16	7.3	742,713	$10.01
$15.31 – $23.27	84,500	$18.15	9.5	—	—
Total	1,418,562	$10.20	6.8	962,088	$8.25

Table of options and bonus shares available for future issuance as of March 31, 2007:

	Non-Qualified Option Plan	1994 Stock Incentive Plan	1996 Directors Stock Option Plan	Total
Authorized by Directors and Stockholders	3,975,000	3,525,000	750,000	8,250,000
Options previously exercised	3,002,812	1,676,437	78,750	4,757,999
Bonus shares previously granted	—	93,750	—	93,750
Options outstanding	403,625	969,937	45,000	1,418,562
Remaining for future issuance	568,563	784,876	626,250	1,979,689

NOTE 11 – Retirement Plans

401(k) PLAN

Effective April 1, 1988, the Company adopted a retirement plan for all of its employees pursuant to section 401(k) of the Internal Revenue Code. Subject to the terms and conditions of the plan, each eligible employee may contribute up to 15% of his or her compensation as defined therein. In addition, the Plan provides for a discretionary matching company contribution of 50% (25% during fiscal 2006 and 2005; the match increase became effective April 1, 2006) of the employee’s contribution up to a maximum of 6% of their compensation. The Company’s contribution vests over a period of four years and amounted to $400,000 in 2007, $169,000 in 2006 and $134,000 in 2005.

DEFINED BENEFIT PLAN

The Company acquired a defined benefit pension plan (the “Plan”) with the MMP acquisition. The Company acquired accrued liabilities of approximately $255,000 in connection with the acquisition. The Plan covers certain employees of MMP who are members of the Service Employees International Union. The benefit accruals for the Plan were frozen as of December 31, 1999. The Company’s funding policy has been to make the minimum annual contributions required by applicable regulations. The Company made a contribution to the Plan in fiscal 2007 of approximately $14,000. The Company expects to make contributions of approximately $83,000 in fiscal 2008.

The following table sets forth the Plan’s funded status and amount recognized in the Company’s financial statements as of and for the year ended March 31:

2007
Actuarial present value of benefit obligations:
Vested benefit obligation	$(1,221,080)
Accumulated benefit obligation	(1,221,080)
Projected benefit obligation	(1,221,080)
Plan assets at fair value as of measurement date	983,688

Projected benefit obligation in excess of plan assets	$(237,392)
Unrecognized actuarial gain	6,949
Accrued pension costs	$(230,443)

Amount recognized in consolidated balance sheet:
Accrued pension costs	$(230,443)
Accrued benefit liability	6,949
Minimum pension liability adjustment included in accumulated other comprehensive income	6,949
Net amount recognized	$(230,443)

Weighted average actuarial assumptions used to calculate net periodic pension cost, fiscal year-end liabilities and funding status as of March 31, 2007 (measurement date) were as follows:

2007
Rate of future benefit increases	None assumed
Discount rate	5.75%
Expected rate of return on plan assets	8.00%

The net periodic pension cost was as follows:

2007
Service cost – benefits earned during the period	—
Interest cost on projected benefit obligation	33,731
Gain on assets	(64,472)
Net amortization and deferral	27,281
Net periodic pension cost	$(3,460)

	Target Range	Actual
Equity securities	30% – 90%	80%
Debt securities	10% – 70%	17%
Cash	0% – 20%	3%
Total		100%

Benefits paid were approximately $12,000 for the year ended March 31, 2007. The Company estimates the following future benefit payments under the plan for the years ending March 31:

2008	$23,935
2009	25,740
2010	27,318
2011	30,730
2012	30,288
Years 2013-2017	219,657

The Company’s investment policy for the Plan’s assets is to balance risk and return through a diversified portfolio of marketable securities, including common and preferred stocks, convertible securities, government, municipal and corporate bonds, mutual and collective investment funds, and short-term money market instruments. Maturities for fixed income securities are managed so that sufficient liquidity exists to meet near-term benefit-payment obligations. The expected rate of return on plan assets is based upon expectations of long-term average rates of return to be achieved by the underlying investment portfolios. In establishing this assumption, the Company considers historical and expected rates of return for the asset classes in which the Plan’s assets are invested, as well as current economic and capital market conditions.

NOTE 12 – Other Matters

(a) Sales to Owens and Minor, Inc., Cardinal Health Inc., and McKesson General Medical (the “Distributors”) accounted for approximately 37%, 22% and 6%, respectively, for the fiscal year ended March 31, 2007; 33%, 19% and 9%, respectively, for the fiscal year ended March 31, 2006; 33%, 18% and 9% of net sales, respectively, for the fiscal year ended March 31, 2005. In fiscal 2007, Owens and Minor, Inc. acquired the acute care distribution business of McKesson Corporation. Although the Distributors may be deemed in a technical sense to be major purchasers of the Company’s products, the Distributors typically serve as a distributor under a purchase order or supply agreement between the customer and the Company and do not purchase for their own accounts. The Company, therefore, does not believe it is appropriate to categorize the Distributors as actual customers.

(b) Product development costs charged to expense were $788,000, $599,000, and $429,000 for the years ended March 31, 2007, 2006 and 2005, respectively.

(c) The Company is a party to a lawsuit arising out of the conduct of its ordinary course of business. While the results of such lawsuit cannot be predicted with certainty, management does not expect that the ultimate liabilities, if any, will have a material adverse effect on the financial position or results of operations of the Company.

(d) The Company operates in one industry, disposable medical products.

(e) Shipping costs are included in Cost of Sales. Handling costs of $4,143,000, $2,351,000 and $2,003,000 for the years ended March 31, 2007, 2006 and 2005, respectively, are included in selling, general and administrative expenses.

(f) The Company’s international sales were $6,587,000, $4,807,000 and $4,844,000 for the years ended March 31, 2007, 2006 and 2005, respectively. The majority of these sales were to customers based in North America.

(g) Accrued expenses are summarized as follows:

March 31,	2007	2006
Accrued compensation and employee benefits	$1,947,376	$561,983
Accrued accounts payable	1,629,377	247,207
Accrued restructing	1,992,446	—
Other accrued liabilities	3,828,248	1,437,256
	$9,397,447	$2,246,446

(h) The Company has entered into agreements with three of its executive officers and a vice president, which provide certain benefits in the event of a change in control of the Company. A “change in control” of the Company is defined as, in general, the acquisition by any person of beneficial ownership of 20% or more of the voting stock of the Company, certain business combinations involving the Company or a change in a majority of the incumbent members of the Board of Directors, except for changes in the majority of such members approved by such members. If, within two years after a change in control, the Company or, in certain circumstances, the executive, terminates his employment, the executive is entitled to a severance payment equal to three times (i) such executive’s highest annual salary within the five-year period preceding termination plus (ii) a bonus increment equal to the average of the two highest of the last five bonuses paid to such executive. In addition, the executive is entitled to the continuation of all employment benefits for a three-year period, the vesting of all stock options and certain other benefits, including payment of an amount sufficient to offset any “excess parachute payment” excise tax payable by the executive pursuant to the provisions of the Internal Revenue Code of any comparable provision of state law. As of March 31, 2007, the estimated potential aggregate compensation payable to these three executive officers and vice president under the Company’s compensation and benefit plans and arrangements in the event of termination of such executive’s employment following a change in control amounted to approximately $10,830,000.

(i) The MMP Tennessee facility is comprised of approximately 20 acres in a light industrial park, located in Gallaway, TN. During 1998, as part of due diligence activities prior to the acquisition of the facility by MMP, consultants found chlorinated solvents in the groundwater adjacent to the manufacturing plant, which is in the process of being remediated. MMP is fully indemnified by the prior owner (“Indemnitor”) for all costs associated with the environmental remediation as well as any claims that may arise, including third party claims. However, no assurance can be given that the Indemnitor will have the financial resources to complete the environmental remediation and/or defend any claims that may arise, that recommended cleanup levels will be achieved over the long term, or that further remedial activities will not be required.

NOTE 13 – Summary of Quarterly Financial Data (Unaudited)

Quarter Ended
2007	30-Jun	30-Sep	31-Dec	31-Mar
Net sales	$39,030,927	$42,172,543	$66,719,618	$69,404,905
Gross profit	9,633,894	10,692,982	16,607,380	16,438,221
Net income	$2,621,036	$2,972,889	$4,147,785	$3,227,635
Net income per common share
Basic	$0.17	$0.19	$0.26	$0.20
Diluted	$0.17	$0.19	$0.25	$0.19

Quarter Ended
2006	30-Jun	30-Sep	31-Dec	31-Mar
Net sales	$35,975,990	$37,594,630	$39,439,839	$37,931,712
Gross profit	8,989,932	9,817,155	10,480,118	10,033,142
Net income	$2,485,259	$2,963,495	$3,138,674	$2,873,988
Net income per common share
Basic	$0.16	$0.19	$0.20	$0.18
Diluted	$0.16	$0.19	$0.20	$0.18

Quarter Ended
2005	30-Jun	30-Sep	31-Dec	31-Mar
Net sales	$33,321,400	$35,145,313	$36,222,515	$36,733,831
Gross profit	8,790,637	9,018,600	9,397,670	9,502,597
Net income	$2,469,398	$2,660,273	$2,847,290	$2,705,131
Net income per common share
Basic	$0.16	$0.17	$0.19	$0.17
Diluted	$0.16	$0.17	$0.18	$0.17

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors

Medical Action Industries Inc.

We have audited the accompanying consolidated balance sheets of Medical Action Industries Inc. (a Delaware corporation) as of March 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medical Action Industries Inc. as of March 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the consolidated financial statements, the Company changed its method of accounting for share-based compensation effective April 1, 2006, in connection with the adoption of Financial Statement Standard No. 123 (revised 2004) “Share-Based Payment.”

As discussed in Note 11 to the consolidated financial statements, the Company changed its method of accounting for defined benefit pension plan and other postretirement plans, effective as of March 31, 2007, in connection with the adoption of Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Pension and Other Post Retirement Plans.”

We also have audited, in accordance with the standards of the Public Company Oversight Board (United States), the effectiveness of Medical Action Industries Inc.’s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 31, 2007 expressed an unqualified opinion thereon.

Grant Thornton LLP

New York, New York

May 31, 2007

Management’s Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Principal Financial Officer and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

1. Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company;

2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Principal Financial Officer, we conducted an evaluation of our internal control over financial reporting as prescribed above for the periods covered by this report. Based on our evaluation, our Chief Executive Officer and Principal Financial Officer concluded that the Company’s internal control over financial reporting is effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s independent auditors have attested to, and reported on, management’s evaluation of our internal control over financial reporting. This report is contained in this Annual Report on Form 10-K.

The Company acquired the business of Medegen Medical Products, LLC, effective October 17, 2006. The Company excluded the acquired business from its assessment of and conclusion on the effectiveness of its internal control over financial reporting. During fiscal 2007, the acquired business contributed approximately $48.4 million or 22% of the Company’s total revenues and at March 31, 2007, comprised approximately $95.7 million of assets, or 50% of the Company’s total assets.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Medical Action Industries Inc.

We have audited management’s assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Medical Action Industries Inc. (the “Company”) maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). As described in “Management’s Annual Report on Internal Control over Financial Reporting,” management excluded from their assessment the internal control over financial reporting of Medegen Medical Products, LLC, (“Medegen”) which was acquired by the Company in October 2006. Medegen represented approximately 50% of the Company’s total assets at March 31, 2007 and 22% of the Company’s total revenues for the year ended March 31, 2007. Accordingly, our audit did not include the internal control over financial reporting of Medegen. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Medical Action Industries Inc. maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2007 and 2006 and the related statements of operations, shareholders’ equity and cash flows, for each of the three years in the period ended March 31, 2007, and our report dated May 31, 2007 expressed an unqualified opinion on those consolidated financial statements and includes explanatory paragraphs relating to the application of Statement of Financial Accounting Standards No. 123(R) as of April 1, 2006 and No. 158 as of March 31, 2007.

Grant Thornton LLP

New York, New York

May 31, 2007

Corporate Information and Directory

BOARD OF DIRECTORS

Paul D. Meringolo

Chairman of the Board,

Chief Executive Officer and President

Richard G. Satin

Vice President of Operations, General

Counsel and Corporate Secretary

Henry A. Berling

Retired Executive Vice President of

Owens & Minor, Inc.

William W. Burke

Executive Vice President and

Chief Financial Officer of

ReAble Therapeutics, Inc.

Dr. Philip F. Corso

Assistant Clinical Professor of

Surgery Emeritus – Yale University

School of Medicine; Senior Attending

and Emeritus Chief of Plastic Surgery,

Bridgeport and Norwalk Hospitals

Kenneth R. Newsome

President of AMF Automation

Technologies, Inc.

Bernard Wengrover

Certified Public Accountant

EXECUTIVE OFFICERS

Paul D. Meringolo

Chairman of the Board,

Chief Executive Officer and President

Richard G. Satin

Vice President of Operations, General

Counsel and Corporate Secretary

Manuel B. Losada

Vice President – Sales and Marketing

Eric Liu

Vice President – International Operations

and Global Development

OPERATIONS MANAGEMENT

Chuck Adams

Director of Government Sales and

Medegen Marketing

Victor Bacchioni

Corporate Controller

Brian Baker

Director of Financial Reporting

Jim Bennett

Director of Operations – Gallaway and

Northglenn Facilities

Steve Carlson

Director of North American Manufacturing

and Distribution Operations

Steve Cash

Senior Director National Sales and

Health Systems

Vincent Colletti

Director of Internal Audit

David Dahle

Director of Corporate Accounts – Health Systems

Laurie Darnaby

Director of Human Resources

Anthony Gadzinkski

Director of Corporate Accounts – Distribution

John Kringel

Senior Director of Business Planning and

Market Development

Peter Meringolo

Director of International Marketing

Carmine Morello

Vice President – Information Technology

Maryanne Nevill

Director of Sales Training and Development

Joe Oberle

Director of Group Marketing

John Penhollow

Director of Corporate Accounts – GPOs

Richard Pohland

General Manager – Clarksburg Facility

Steve Price

Director of Marketing, Kits & Trays

Adnan Syed

Director of E-Commerce and

System Development

Jim Trautschold

Director of OEM

INDEPENDENT AUDITORS

Grant Thornton LLP

The Chrysler Center

666 Third Avenue

New York, New York 10017

REGISTRAR & TRANSFER AGENT

American Stock Transfer & Trust Company

59 Maiden Lane, Plaza Level

New York, New York 10038

SEC FORM 10-K

If you would like a copy of our Annual Report

on SEC Form 10-K for the fiscal year ended

March 31, 2007, you may obtain it without

charge. Direct your request to Medical

Action Industries Inc., Corporate Secretary,

800 Prime Place, Hauppauge, New York 11788

COMPANY FACILITIES

Executive Offices

800 Prime Place

Hauppauge, New York 11788

Manufacturing/Distribution Facilities

25 Heywood Road

Arden, North Carolina 28704

10 Columbia Blvd.

Clarksburg, West Virginia 26301

209 Medegen Drive

Gallaway, Tennessee 38036

11060 Irma Drive

Northglenn, Colorado 80233

International Office

Shanghai Representative Office:

Maxdo Center

No. 8, Xing Yi Road

Hong Qiao Development Zone

Shanghai, 200336, China

ANNUAL STOCKHOLDERS’ MEETING

The Annual Stockholders’ Meeting of Medical Action will be held on August 16, 2007 at the Hyatt Regency Wind Watch, 1717 Motor Parkway, Hauppauge, New York 11788.

A Form of Proxy and Proxy Statement is being mailed to stockholders of record with this report.

Stock Trading

Medical Action’s common stock trades on the NASDAQ Stock Market under the symbol MDCI. As of June 1, 2007 there were approximately 500 stockholders of record, which does not include approximately 4,000 beneficial owners of Shares held in the names of brokers or other nominees. On January 9, 2007, we announced that our Board of Directors approved a three-for-two stock split effected in the form of a dividend. This stock split became effective on February 9, 2007 and has been retroactively reflected for all periods presented in the table below. The following table sets forth, for the periods indicated, the high and low closing prices per share of Medical Action Common Stock as reported by the NASDAQ Global Select Stock MarketSM:

	Fiscal 2007		Fiscal 2006
	High	Low	High	Low
First Quarter	17.48	14.73	12.80	11.37
Second Quarter	18.32	14.36	12.75	11.15
Third Quarter	22.16	17.25	13.77	11.50
Fourth Quarter	25.61	19.85	16.40	13.40

Medical Action Industries Inc.

Right. From the Beginning.

Executive Offices: 800 Prime Place, Hauppauge, New York 11788 • Telephone: (631) 231-4600 • Fax: (631) 231-3075

E-mail: mdci@medical-action.com • Web site: www.Medical-Action.com